INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION
                                                                    MAY 12, 1997

                                                   Filed Pursuant to Rule 424(a)
                                                              Reg. No. 333-21585

                                2,850,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                   ---------

    All of the 2,850,000 shares of Common Stock offered hereby are being sold by PSW Technologies, Inc. ("PSW" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial offering price will be between $8.00 and $10.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. Application has been made to list the Common Stock for quotation on the Nasdaq National Market ("Nasdaq") under the trading symbol "PSWT."

                                 --------------

          THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                SEE "RISK FACTORS" COMMENCING ON PAGE 7 HEREOF.

                                 -------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                           PRICE            UNDERWRITING          PROCEEDS
                                                             TO              DISCOUNTS               TO
                                                           PUBLIC         AND COMMISSIONS        COMPANY(1)
Per Share..........................................          $                   $                   $
Total(2)...........................................          $                   $                   $

(1) Before deducting expenses of this offering estimated at $1,350,000.

(2) The Company has granted the Underwriters a 30-day option to purchase up to 427,500 additional shares of Common Stock on the same terms and conditions as the securities offered hereby, solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $         , $         and
    $         , respectively. See "Underwriting."

                                 --------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
           , 1997.

ALEX. BROWN & SONS                                             J.P. MORGAN & CO.

    INCORPORATED

                THE DATE OF THIS PROSPECTUS IS          , 1997.

[Graph of Technology Life Cycle with photograph of ocean wave in background. A textual quote, three boxes of text and additional text overlaying graph. Line with arrow pointing from Box 1 to Box 2. Dotted lines border graph. Curve is marked on graph by dots.

Vertical Graph Axis:   Business End-User, Technology Vendor

Horizontal Graph       Development, Early Adoption, High Growth, Maturity
  Axis:

Textual Quote:         "Lack of in-house technical skills is by far the most important reason that companies look for external help when implementing an IT project." International Data Corp. 1996.

Additional Text:       PSW Technologies Provides High-Value Solutions By Exploiting The
                       Technology Life-Cycle.

Text Box 1:            SOFTWARE TECHNOLOGY EXPERTISE -- Technical expertise GAINED by helping technology vendors get product to market.

Text Box 2:            BUSINESS SYSTEMS EXPERTISE -- Technical expertise APPLIED by helping business end-users accelerate development of critical business systems.

Text Box 3:            GENOVA -- Technical expertise ACCUMULATED through formal
                       methodologies, courseware and object libraries.]

                            ------------------------

    "Genova" and "PSW Technologies, Inc." are trademarks of the Company. This Prospectus also includes trademarks and trade names of companies other than the Company.
                            ------------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THIS PROSPECTUS CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THIS PROSPECTUS, INCLUDING THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS," WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    PSW Technologies, Inc. is a software services firm that provides high value solutions to technology vendors and business end-users by mastering and applying critical emerging technologies. These critical technologies include distributed computing, object-oriented development, advanced operating systems and systems management technologies. The Company conducts its business through its two business units: the Software Technology Unit and the Business Systems Unit.

    PSW's Software Technology Unit provides joint project-based development, porting and testing services to selected technology vendor clients. PSW services enable these companies to improve the quality and speed to market of their products which, PSW believes, often result in an earlier flow of revenue and increased revenues over the long term for such technology vendor clients. The Company's services also enable these clients to focus on their core competencies, limit their permanent headcount and relieve temporary workload spikes. PSW targets companies that are developing technologies which it believes will be important to, and likely to be widely deployed by, its current and potential business end-user clients. Through these engagements, PSW often gains an early and comprehensive understanding of critical emerging technologies and is therefore well positioned to service the continued needs of these and other technology vendors, as well as the needs of the business end-user community.

    The Company's Business Systems Unit applies PSW's technical expertise to the design and development of high value, mission critical enterprise business systems for its Fortune 1000 end-user clients. These systems, which support multiple functions within the enterprise, typically are long-term strategic information technology ("IT") solutions designed to enable business end-users to improve the quality of the services they provide to their customers through enhanced information capture and control, increased accuracy and efficiency and decreased costs and response times. The Company focuses on enterprise solutions due to their greater value to the client than departmental systems, and the corresponding potential for longer-term relationships.

    The Company has developed, and continues to develop, proprietary methodologies and object libraries which formalize the knowledge and expertise derived from its research and development projects with key technology vendors and from its business system design and development projects with business end-users. These methodologies and object libraries enable PSW to retain and distribute its institutional knowledge throughout the Company and to achieve improvements in cost, quality and speed on client projects.

    The Company is flexible in structuring the terms of its client engagements, favoring a time-and-materials pricing model with set project milestones, but employing a fixed price model per phase in certain circumstances. The Company works in partnership with its clients at the client site or at PSW's facilities, as appropriate. This flexible, joint development approach, together with the Company's utilization of proprietary methodologies, is designed to reduce risks to PSW and its clients, maximize client satisfaction and allow PSW to transfer expertise to its clients. In addition, PSW believes that its comprehensive technical expertise in critical emerging technologies enables it to generate high levels of repeat business by attracting clients that provide the opportunity for multi-year, ongoing relationships.

    The Company has, until recently, conducted its business and operations as the software division of Pencom Systems Incorporated, a privately held corporation ("Pencom"). In October 1996, Pencom contributed certain assets and associated liabilities of its software division and a portion of a software contract that had previously been allocated to other operations of Pencom to the Company in exchange for all of the outstanding Common Stock of the Company and certain warrants issued to Pencom and certain of its employees to purchase shares of Common Stock of the Company. The Company believes that, as an independent entity, it will be better able to meet the mission-critical needs of its clients for IT solutions by defining its own priorities and maintaining a focus on its clients' particular needs.

    Immediately following the completion of this offering, the current shareholders of Pencom will own approximately 59% of the outstanding shares of Common Stock of the Company (56% if the Underwriters over-allotment option is exercised in full) and will retain the voting power required to elect all directors and otherwise control the management and affairs of the Company. The Company and Pencom have entered into a number of agreements for the purpose of defining certain relationships between them. See "Certain Transactions--Pencom Relationship." There can be no assurance that any conflicts arising from such relationships will be resolved in favor of the Company. See "Risk Factors--Recent Organization; Absence of Operating History as an Independent Business; Limited Relevance of Historical Financial Information," "--Control by Shareholders of Pencom; Potential Conflicts of Interest."

    Since the commencement of its operations, the Company has elected to operate as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). As such, the Company's taxable income was included in the individual income tax returns of its stockholders (with certain exceptions under state and local income tax laws). Upon completion of this offering, the Company's S status will terminate and the Company will be subject to corporate income taxes. The Company will pay a cash dividend to the S corporation stockholders in an amount equal to the approximate tax that the S corporation stockholders will be required to pay on the estimated 1997 taxable income allocated to them, currently estimated to be approximately $1.2 million. In addition, the Company will be required to change from the cash basis to the accrual basis for income tax purposes and will record a tax liability currently estimated to be approximately $2.2 million. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Net Charge Resulting from S Corporation Termination" and Note 15 of Notes to Financial Statements.

    The Company was incorporated in Delaware in August 1996. The Company's executive offices are located at 6300 Bridgepoint Parkway, Building 3, Suite 200, Austin, Texas 78730, and its telephone number is (512) 343-6666.

                                  RISK FACTORS

    An investment in the Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

Common Stock offered hereby..................  2,850,000 shares

Common Stock outstanding after the
  offering...................................  8,396,463 shares(1)

Use of proceeds..............................  To repay indebtedness, to pay certain corporate income tax obligations of the
                                               Company and to pay dividends to existing
                                               stockholders of the Company in amounts
                                               estimated to approximate certain of their
                                               1997 income tax obligations, and for working
                                               capital and other general corporate purposes.
                                               The Company may also use a portion of the net
                                               proceeds to fund acquisitions of
                                               complementary businesses or technologies,
                                               although no such transaction is currently
                                               contemplated. See "Use of Proceeds" and
                                               "Management's Discussion and Analysis of
                                               Financial Condition and Results of
                                               Operations--Net Charge Resulting from S
                                               Corporation Termination."

Proposed Nasdaq National Market symbol.......  PSWT

------------------------

(1) Excludes 1,196,710 shares of Common Stock issuable upon the exercise of stock options outstanding as of March 31, 1997, at a weighted average exercise price of $2.77 per share, and warrants to purchase 507,654 shares of Common Stock at $.04 per share.

                           SUMMARY FINANCIAL DATA(1)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                  THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                        MARCH 31,
                                         -----------------------------------------------------  -----------------------
                                           1992       1993       1994       1995       1996       1996         1997
                                         ---------  ---------  ---------  ---------  ---------  ---------  ------------
                                                                                                      (UNAUDITED)
STATEMENTS OF INCOME DATA:
  Revenue..............................  $   6,562  $   8,725  $  12,318  $  21,147  $  31,274  $   6,537  $  10,307
  Total operating expenses.............      6,660      9,939     12,022     18,924     29,943      5,904      9,250
  Income (loss) from operations........        (98)    (1,214)       296      2,223      1,331(2)       633     1,057(3)
  Pro forma net income (loss)(4).......       (173)      (957)       138      1,326        720(2)       376       600(3)
  Pro forma net income (loss) per
    share(5)...........................  $    (.03) $    (.14) $     .02  $     .19  $     .10(2) $     .05 $     .09(3)
  Weighted average common shares and
    equivalents outstanding(5).........      6,881      6,881      6,881      6,881      7,024      6,881      7,024

                                                                                                MARCH 31, 1997
                                                                                           -------------------------
                                                                                            ACTUAL    AS ADJUSTED(6)
                                                                                           ---------  --------------
                                                                                                  (UNAUDITED)
BALANCE SHEET DATA:
  Working capital........................................................................  $   1,637    $   22,402
  Total assets...........................................................................     11,938        28,461
  Total stockholders' equity.............................................................      4,581        25,196

------------------------
(1) Prior to October 1, 1996, the Company conducted its business and operations as the software division of Pencom. The information presented above reflects the financial position and results of operations of the Company and its predecessor, the software division of Pencom, and such information does not necessarily reflect what the financial position and results of operations of the Company would have been had the Company been operated as a separate, stand-alone company.

(2) After deducting special compensation expense of $2,193,000 ($1,360,000 net of estimated tax benefit of $833,000, in the case of pro forma net income and $.19 per share in the case of pro forma net income per share) attributable to stock-based compensation in connection with the grants of replacement options to employees who had participated in a Pencom option plan and compensation related to the cancellation of a note issued by an officer of the Company to Pencom (see Note 13 of Notes to Financial Statements).

(3) After deducting special compensation expense of $119,000 ($74,000 net of estimated tax benefit of $45,000, in the case of pro forma net income and $.01 per share in the case of pro forma net income per share) attributable to stock-based compensation in connection with the grants of replacement options to employees who had participated in a Pencom option plan (See Note 13 of Notes to Financial Statements).

(4) After deducting interest and pro forma provision for income taxes as described in Note 15 of Notes to Financial Statements.

(5) Computed on the basis described in Note 2 of Notes to Financial Statements.

(6) Adjusted to reflect (i) the sale of 2,850,000 shares of Common Stock offered hereby at an assumed initial offering price of $9.00 per share and the application of the net proceeds thereof, (ii) repayment of the note payable under the Company's credit facility, together with accrued interest, of approximately $4,700,000 million, (iii) the recording of a net tax liability of $1,650,000 (see Note 15 of Notes to Financial Statements), and (iv) payment of a dividend of $1,200,000 to the Company's stockholders of record prior to completion of this offering for taxes payable on 1997 taxable income allocated to them, net of a tax benefit of $960,000 to the Company. See "Capitalization," "Use of Proceeds" and Note 15 of Notes to Financial Statements.
                           --------------------------

    EXCEPT AS OTHERWISE SPECIFIED, (I) THE INFORMATION CONTAINED IN THIS PROSPECTUS REFLECTS AN 11,250-FOR-1 FORWARD SPLIT OF THE COMPANY'S ISSUED AND OUTSTANDING SHARES OF COMMON STOCK EFFECTED ON DECEMBER 18, 1996 AND AN 8-FOR-13 REVERSE SPLIT OF THE COMPANY'S ISSUED AND OUTSTANDING SHARES OF COMMON STOCK EFFECTED ON APRIL 2, 1997 AND ASSUMES THAT THE OVER-ALLOTMENT OPTION GRANTED TO THE UNDERWRITERS IS NOT EXERCISED, AND (II) REFERENCES TO THE "COMPANY" OR "PSW" INCLUDE THE HISTORICAL OPERATING RESULTS AND ACTIVITIES OF, AND ASSETS AND LIABILITIES ASSIGNED TO, THE BUSINESS AND OPERATIONS WHICH COMPRISE THE COMPANY.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS.

    CLIENT AND INDUSTRY CONCENTRATION; DEPENDENCE ON LARGE PROJECTS. The Company has derived, and believes that it will continue to derive, a significant portion of its revenue from a limited number of large clients. The Company's five largest clients in each of 1994, 1995, 1996 and the first quarter of 1997, accounted for approximately 77%, 88%, 82% and 77%, respectively, of its revenues in each such period. The Company's largest client, International Business Machines Corp., together with its subsidiaries (collectively, "IBM"), accounted for approximately 52% and 49% of its revenue in 1996 and the first quarter of 1997, respectively. The volume of work performed for specific clients is likely to vary from year to year, and a major client in one year may not use the Company's services in a subsequent year. The loss of, or reduction in PSW services required by, any large client could have a material adverse effect on the Company's business, financial condition and results of operations. Most of the Company's contracts are terminable by the client following limited notice and without penalty to the client. Further, the level of investment by the Company's clients in IT projects can be adversely affected by a number of factors, including changes or developments in the general technology landscape and the internal budget cycles of such clients. The cancellation of a large project or a significant reduction in the scope of any such project could have a material adverse effect on the Company's business, financial condition and results of operations, and in the past the cancellation of large projects has adversely impacted the Company's earnings.

    The Company has derived and believes it will continue to derive a significant portion of its revenue from the technology vendor industry. As a result, the Company's business, financial condition and results of operations are influenced by economic and other conditions affecting such industry, such as economic downturns which could lead to a reduction in spending on IT projects, which in turn could lead to fewer new research and development outsourcing projects being undertaken. Further, several of the Company's client contracts limit its ability to provide services to competitors of such clients, thereby restricting the field of potential future clients. In addition, as a result of the dynamic nature of the technology vendor industry, the Company may lose clients due to the acquisition, merger or consolidation of existing clients with entities which are not current clients of the Company. The occurrence of any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations.

    FIXED-PRICE CONTRACTS AND OTHER PROJECT RISKS. During 1996 and the first quarter of 1997, approximately 12% and 13%, respectively, of the Company's revenue was generated on a fixed price, fixed-delivery-schedule ("fixed price") basis, rather than on a time-and-materials basis. The Company's failure to accurately estimate the resources required for a fixed price project or its failure to complete its contractual obligations in a timely manner consistent with the project plan upon which its fixed price contract is based could have a material adverse effect on the Company's business, financial condition and results of operations. In the past, the Company has found it necessary to revise project plans after commencement of the project and commit unanticipated additional resources to complete certain projects, which have negatively affected the profitability of such projects. The Company may experience similar situations in the future, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company may establish contract prices before the project design specifications are finalized, which could result in a fixed price that proves to be too low and therefore adversely affects the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

    Many of the Company's engagements involve projects which are critical to the operations of its clients' businesses and which provide benefits that may be difficult to quantify. The Company's failure to meet a client's expectations in the performance of its services could damage the Company's reputation and adversely affect its ability to attract new business, and may have a material adverse effect upon its business, financial condition and results of operations. The Company has undertaken, and may in the future undertake, projects in which the Company guarantees performance based upon defined operating specifications or guaranteed delivery dates. Unsatisfactory performance or unanticipated difficulties or delays in completing such projects may result in client dissatisfaction and a reduction in payment to, or payment of damages by, PSW, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to limit its liability to clients, including liability arising from the Company's failure to meet clients' expectations in the performance of services, through contractual provisions, insurance or otherwise.

    MANAGEMENT OF GROWTH. The Company's growth has placed significant demands on its management and other resources. For example, the Company's staff increased from 167 full-time employees at December 31, 1994 to 400 full-time employees at March 31, 1997, and further significant increases are expected. The Company's ability to manage its growth effectively will require it to continue to develop and improve its operational, financial and other internal systems, as well as its business development capabilities, and to continue to attract, train, retain, motivate and manage its employees. In addition, the Company's future success will depend in large part on its ability to continue to maintain high rates of employee utilization, set fixed price fees accurately, maintain project quality and meet delivery dates, all as the Company seeks to increase the number of projects in which it is engaged. If the Company is unable to manage its growth and projects effectively, such inability would have a material adverse effect on the quality of the Company's services, its ability to retain key personnel and its business, financial condition and results of operations. No assurance can be given that the Company's growth will continue to be achieved, or if achieved, will be maintained or that the Company will be successful in managing any such growth.

    RECENT ORGANIZATION; ABSENCE OF OPERATING HISTORY AS AN INDEPENDENT BUSINESS; LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION. Prior to October 1996, the Company conducted its business and operations as the software division of Pencom. Accordingly, the Company has only a limited independent operating history upon which an evaluation of the Company and its prospects can be based. Prior to October 1996, the Company also had limited accounting capability and depended upon Pencom for most accounting functions. By October 1, 1996, the Company had assumed responsibility for most internal accounting functions, but continued to depend upon Pencom for limited accounting support in connection with the Company's year-end audit through January 31, 1997. There can be no assurance that the Company will be successful in taking control of these functions from Pencom. The Company has also relied upon, and will continue to rely upon, Pencom for certain legal services and recruiting functions. See "Certain Transactions -- Pencom Relationship." The Company's management has only limited experience operating the Company as a stand-alone company, separate and apart from Pencom. Except as otherwise described under the caption "Certain Transactions -- Pencom Relationship," Pencom has no obligation to provide financial or management assistance to the Company and has no plans to do so. The inability of the Company to operate successfully as an entity independent from Pencom would have a material adverse effect on the Company's business, financial condition and results of operations.

    The financial information included herein does not reflect the changes that will occur in the funding and operations of the Company as a result of this offering, nor does it necessarily reflect what the results of operations, financial position and cash flows of the Company would have been had the Company been operated as a separate, stand-alone business during the periods presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    VARIABILITY OF QUARTERLY OPERATING RESULTS. The Company's revenue and operating results may fluctuate from quarter to quarter based on a number of factors, including the number, size and scope of projects in which the Company is engaged, the contractual terms and degree of completion of such projects, any delays incurred in connection with a project, the Company's success in earning bonuses or other contingent payments, employee hiring and utilization rates, the adequacy of provisions for losses, the accuracy of estimates of resources required to complete ongoing projects and general economic conditions. A high percentage of the Company's operating expenses, particularly personnel and rent, are fixed in advance of any particular quarter. For example, while the number of professional staff the Company employs may be adjusted to reflect active projects, such adjustments take time and the Company must maintain a sufficient number of senior professionals to oversee existing client engagements and to focus on securing new client engagements. As a result, unanticipated variations in the number or progress toward completion of the Company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter and could result in adverse changes to the Company's business, financial condition and results of operations. Any shortfall in revenue or earnings from expected levels or other failures to meet expectations of securities analysts or the market in general regarding results of operations could have an immediate and material adverse effect on the market price of the Company's Common Stock. Given the possibility of such quarterly fluctuations in revenue or earnings, the Company believes that comparisons of its quarterly results of operations are not necessarily meaningful and that such results for one quarter should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

    NEED TO ATTRACT AND RETAIN PROFESSIONAL STAFF. The Company's success will depend in large part upon its ability to attract, train, retain, motivate and manage highly skilled employees, particularly project managers and other senior technical personnel. Significant competition exists for employees with the skills required to perform the services offered by the Company, and the Company requires that a significant number of such employees travel to client sites to perform services on its behalf, which may make a position with the Company less attractive to potential employees. Qualified project managers, software architects and senior technical and professional staff are in great demand worldwide and are likely to remain a limited resource for the foreseeable future. Furthermore, there is a high rate of attrition among such personnel. There can be no assurance that a sufficient number of highly skilled employees will continue to be available to the Company, that potential employees will be willing to travel to client sites, or that the Company will be successful in training, retaining and motivating current or future employees. The Company's inability to attract, train and retain skilled employees or the Company's employees' inability to achieve expected levels of performance could impair the Company's ability to adequately manage and staff its existing projects and to bid for or obtain new projects, which in turn would have a material adverse effect on the Company's business, financial condition and results of operations.

    RAPID TECHNOLOGICAL ADVANCES; RISK OF TARGETING EMERGING TECHNOLOGIES. The Company has derived, and will continue to derive, a substantial portion of its revenue from projects based on client/server systems. The client/server systems market is continuing to develop and is subject to rapid technological change. The Company's future success will also depend in part on its ability to develop IT solutions which keep pace with continuing changes in information processing technology, evolving industry standards and changing client preferences. There can be no assurance that the Company will be successful in addressing these developments in a timely manner or that if addressed, the Company will be successful in the marketplace. The Company's delay or failure to address these developments could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that products or technologies developed, or services offered, by third parties will not render the Company's services noncompetitive or obsolete. The Company's Software Technology Unit also seeks to identify emerging technologies which it believes will develop into critical technologies with broad application and longevity. Once identified, the Company may commit substantial resources to provide services to the developers of such technologies. No assurance can be given that the technologies identified by the Company will develop into critical technologies with broad application and longevity. The failure of the Company to align itself with such critical emerging technologies would have a material adverse affect on its business, financial condition and results of operations. See "Business -- Industry Background" and "-- PSW's Strategy."

    CONTROL BY SHAREHOLDERS OF PENCOM; POTENTIAL CONFLICTS OF
INTEREST. Immediately following this offering, the current shareholders of Pencom will own approximately 59% of the outstanding shares of Common Stock (56% if the Underwriters' over-allotment option is exercised in full). In addition, as of March 31, 1997, the shareholders of Pencom collectively held warrants to purchase 200,016 shares of Common Stock of the Company at an exercise price of $0.04 per share (in excess of 2% of the outstanding Common Stock after giving effect to the sale of the shares of Common Stock offered hereby). As a result, the current shareholders of Pencom will retain the voting power required to elect all directors and otherwise control the management and affairs of the Company, including any determinations with respect to acquisitions, dispositions, borrowings, issuances of Common Stock or other securities or the declaration and payment of any dividends on the Common Stock. This concentration of ownership and voting control may have the effect of delaying or preventing a change in control of the Company, or causing a change in control of the Company that may not be favored by the Company's other stockholders. There can be no assurance that such ability to prevent or cause a change in control of the Company will not have a material adverse effect on the price of the Common Stock. See "Principal Stockholders" and "Description of Capital Stock." There can be no assurance that conflicts of interest between Pencom and the Company will not arise in a number of areas relating to their past and ongoing relationships, or that any such conflict of interest will be resolved in a manner favorable to the Company, including potential competitive business activities, indemnity arrangements, registration rights, sales or distributions by the shareholders of Pencom of their shares of Common Stock and the exercise by the shareholders of Pencom of their ability to control the management and affairs of the Company. Any adverse change in the Company's relationship with Pencom or with the Company's existing stockholders could have a material adverse effect on the Company's business, financial condition and results of operations. See "Certain Transactions -- Pencom Relationship."

    The Company and Pencom have entered into a number of agreements for the purpose of defining certain relationships between them. The Company and Pencom may also enter into material transactions and agreements in the future. As a result of the ownership interest in the Company of Pencom's shareholders, the terms of such agreements were not, and the terms of any future amendments to those agreements or future agreements may not be, the result of arm's-length negotiations. In evaluating the terms of any material transactions between the Company and Pencom or its affiliates, the Company's Board of Directors will utilize such procedures as it deems appropriate in light of its fiduciary duties under Delaware law. Three of the seven directors of the Company are also directors of Pencom. Directors of the Company who are also directors of Pencom will have conflicts of interest with respect to matters involving or affecting the Company and Pencom, such as acquisitions, financings and other corporate opportunities that may be suitable for both the Company and Pencom. There are no contractual or other restrictions on Pencom's ability to compete with the Company. Accordingly, circumstances could arise in which Pencom would engage in activities in competition with the Company. There can be no assurance that such conflicts or competition will be resolved in favor of the Company. In addition, there can be no assurance that potential clients and vendors will not be deterred by the existence of these relationships or by the historical ties between the Company and Pencom. See "Certain Transactions -- Pencom Relationship."

    COMPETITION. The markets for the Company's services are highly competitive. The Company believes that it currently competes principally with the internal information systems and development groups of its prospective clients, as well as with consulting and software integration firms and other hardware and application software vendors. In addition, there are a number of systems integrators who serve similar markets or provide similar services with whom the Company competes or may compete in the future. Many of these companies have significantly greater financial, technical and marketing resources than the Company, generate greater revenues and have greater name recognition than the Company. There are relatively low barriers to entry into the Company's markets and the Company has faced, and expects to continue to face, additional competition from new entrants into its markets.

    The Company believes that the principal competitive factors in its markets include reputation, project management expertise, industry expertise, speed of development and implementation, technical expertise and the ability to deliver on a fixed price as well as a time-and-materials basis. The Company believes that its ability to compete also depends in part on a number of competitive factors outside of its control, including the ability of its clients or competitors to hire, retain and motivate project managers and other senior technical staff; the ownership by competitors of software used by potential clients; the development by others of products and services that are competitive with the Company's services; the price at which others offer comparable services; the ability of its clients to perform the services themselves; and the extent of its competitors' responsiveness to client needs. There can be no assurance that the Company will be able to compete effectively on pricing or other requirements with current and future competitors or that competitive pressures faced by the Company will not cause the Company's revenue or income to decline or otherwise materially adversely affect its business, financial condition and results of operations. The Company has entered into employment agreements with each of its executive officers. These agreements contain provisions which, among others, prohibit the employee from disclosing or otherwise using certain confidential information, assign to the Company inventions or ideas conceived by the employee during his employment, prohibit solicitation by the employee of clients and other employees of the Company and prohibit the employee from accepting any opportunity (whether by contract or full-time employment) with the Company's clients. Furthermore, the Company's employment agreement with Dr. W. Frank King, the Company's President and Chief Executive Officer, contains provisions, which for a period of two years, restrict Dr. King's ability to provide services to, or solicit the business of, the Company's clients and prospective clients. There can be no assurance that any of the foregoing measures will provide the Company with adequate protection. See "Business -- Competition."

    DEPENDENCE ON KEY PERSONNEL. The Company's future success will depend in part upon the continued services of a number of key management employees, particularly Dr. W. Frank King, Patrick D. Motola, Brian E. Baisley and William
C. Cason, and a number of key technical employees. The loss of the services of any of the Company's key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's credit facility prohibits material changes in management. The Company does not maintain key-person life insurance on any of its employees. In addition, if one or more of the Company's key employees resigns from the Company to join a competitor or to form a competing company, any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on the Company's business, financial condition and results of operations. In the event of the loss of any such personnel, there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its technical knowledge, practices or procedures by such personnel.

    SYSTEM INTERRUPTION AND SECURITY RISKS; POTENTIAL LIABILITY AND LACK OF INSURANCE. The Company's operations are dependent on its ability to protect its intranet from interruption by damage from telecommunications failure, fire, earthquake, power loss, unauthorized entry or other events beyond the Company's control. Most of the Company's computer equipment, including its processing equipment, is currently located at a single site. There can be no assurance that unanticipated problems will not cause any significant system outage or data loss. Despite the implementation of security measures, the Company's infrastructure may also be vulnerable to computer viruses, hackers or similar disruptive problems caused by Internet users. Persistent problems continue to affect public and private data networks. For example, it is common for Internet service providers to experience system interruptions which cause the Company to lose access to the Internet, the means by which the Company posts internal information and provides e-mail and time sheet query and entry. Any damage or failure that causes interruptions in the Company's operations could have a material adverse effect on the Company's business, financial condition or results of operations.

    INTELLECTUAL PROPERTY RIGHTS. The Company's future success is dependent in part upon the maintenance and protection of its intellectual property rights and, to a lesser extent, upon its ability to license technology from its clients. The Company relies on a combination of copyrights, trade secrets and trademarks to protect its intellectual property. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate, that competitors will not be able to develop similar or functionally equivalent methodologies or products or that the Company will be able to license technology from its clients in the future. Furthermore, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries, and no assurance can be given that foreign copyright and trade secret laws will adequately protect the Company's intellectual property rights. Litigation may be necessary to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the intellectual property rights of others, including the Company's clients, or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. No assurance can be given that infringement or invalidity claims (or claims for indemnification resulting from infringement claims against third parties, such as clients) will not be asserted against the Company or that any such assertions would not have a material adverse effect on the Company's business, financial condition or results of operations. If infringement or invalidity claims are asserted against the Company or any of its licensees, litigation may be necessary to defend the Company or such licensees against such claims, and in certain circumstances, the Company may choose to seek to obtain a license under the third party's intellectual property rights. There can be no assurance that such licenses will be available on terms acceptable to the Company, if at all. See "Business -- Intellectual Property Rights."

    NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE. Prior to this offering, there has been no public market for the Company's Common Stock. Although application has been made to list the Company's Common Stock for quotation on Nasdaq, no assurance can be given that an active public market for the Common Stock will develop or be sustained after this offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiation among the Company and representatives of the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

    The market for securities of early-stage companies has been highly volatile in recent years as a result of factors often unrelated to a company's operations. In addition, the Company believes factors such as quarterly variations in operating results, announcements of technological innovations or new products or services by the Company or its competitors, general conditions in the IT industry or the industries in which PSW's clients compete and changes in earnings estimates by securities analysts, could contribute to the volatility of the price of the Company's Common Stock. These factors, as well as general economic conditions such as recessions or changes in interest rates, could adversely affect the market price of the Common Stock. Furthermore, in the past, following periods of volatility in the market price of a company's securities, securities class action claims have been brought against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, and any adverse determination in such litigation could also subject the Company to significant liabilities, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

    SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of this offering, the Company will have outstanding 8,396,463 shares of Common Stock (not including shares issuable upon exercise of outstanding stock options and warrants). The 2,850,000 shares offered hereby will be eligible for immediate sale in the public market without restriction. All of the shares of Common Stock currently outstanding are "restricted securities" as defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Of such shares, 5,538,463 and 8,000 shares will become eligible for sale upon the expiration of certain holding periods under Rule 144, subject to certain restrictions, beginning in October 1997 and January 1998, respectively. Following completion of this offering, the Company intends to register under the Securities

Act an aggregate of 2,115,000 shares of Common Stock reserved for issuance under the Company's employee benefit plans, which shares will then be freely tradeable upon issuance. Finally, beginning 180 days after the completion of this offering, the holders of an aggregate of 5,546,463 shares of Common Stock and warrants to purchase an additional 507,654 shares of Common Stock have the right to require the Company to register such shares under the Securities Act for sale to the public. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the Common Stock or the ability of the Company to raise capital through a public offering of its equity securities. See "Description of Capital Stock -- Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

    DISCRETION AS TO USE OF PROCEEDS. The Company has not yet identified specific uses of a significant portion of the net proceeds from this offering. The Company's management will retain broad discretion to allocate the net proceeds from this offering to uses that the stockholders may not deem desirable, and there can be no assurance that the proceeds can or will yield a significant return. It is currently anticipated that the net proceeds will be used for the repayment of indebtedness, the payment of certain income tax obligations, and for working capital and other general corporate purposes. See "Use of Proceeds."

    EFFECT OF CERTAIN ANTITAKEOVER PROVISIONS. The Company's Board of Directors has the authority to issue shares of Preferred Stock and to determine the designations, preferences and rights and the qualifications or restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company will, upon consummation of this offering, be subject to the antitakeover provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, this statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Furthermore, certain other provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock."

    IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of the Common Stock offered hereby will suffer an immediate and substantial dilution of the net tangible book value per share of the Common Stock of $6.00 from the initial offering price. See "Dilution."

    DIVIDEND POLICY. Upon completion of this offering, the Company's status as a Subchapter S corporation will terminate and the Company will change its method of tax accounting from the cash to the accrual method. Subsequent to completion of this offering, the Company will pay a cash dividend to its stockholders of record immediately prior to completion of this offering in an amount estimated to approximate the 1997 income tax that such stockholders will be required to pay on the 1997 taxable income allocated to them. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Net Charge Resulting from S Corporation Termination." Thereafter, the Company currently intends to retain any earnings for the operation and expansion of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. In addition, upon completion of this offering, the Company's credit facility will prohibit the payment of any other cash dividends. Any future determination to pay cash dividends on the Common Stock will be at the sole discretion of the Board of Directors and will depend upon the Company's earnings, financial condition, cash requirements, future prospects, contractual restrictions and other factors deemed relevant by the Board of Directors.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,850,000 shares of Common Stock offered hereby are estimated to be approximately $22.5 million ($26.1 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $9.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use a portion of the net proceeds of this offering as follows: (i) to repay the principal amount, together with accrued interest, of approximately $5.0 million outstanding under the Company's credit facility, as amended (the "Credit Facility"), with Texas Commerce Bank National Association, a subsidiary of The Chase Manhattan Corporation ("TCB"), (ii) to pay an income tax obligation which will be incurred in connection with the conversion of the Company from a cash basis to an accrual basis method of tax accounting upon completion of this offering, currently estimated to be approximately $2.2 million, which amount will be payable by the Company over a period of two years and (iii) to pay a cash dividend to its existing stockholders currently estimated to be approximately $1.2 million in respect of their estimated 1997 income tax obligations as described in Note 15 of Notes to Financial Statements. The Credit Facility expires on November 8, 1997, and loans thereunder bore interest at a rate of 8.5% at March 31, 1997. The outstanding principal amount of the Credit Facility at March 31, 1997 was approximately $4.7 million. The proceeds of the Credit Facility were short term borrowings used for working capital. Amounts repaid under the Credit Facility may be reborrowed by the Company from time to time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The remainder of the net proceeds of this offering will be used for working capital and other general corporate purposes. The Company may also use a portion of the net proceeds to fund acquisitions of complementary businesses or technologies, although no such transaction is currently contemplated.

    Pending such uses of the net proceeds, the Company intends to invest such funds in interest-bearing investment grade securities, certificates of deposit or obligations issued or guaranteed by the United States government.

                                DIVIDEND POLICY

    After completion of this offering, the Company currently intends to retain any earnings for the operation and expansion of the Company's business and does not anticipate paying any cash dividends in the foreseeable future, other than the cash dividend to its existing stockholders described under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Net Charge Resulting from S Corporation Termination." In addition, after completion of this offering, the Credit Facility will prohibit the payment of any other cash dividends. Any future determination to pay cash dividends on the Common Stock will be at the sole discretion of the Board of Directors and will depend upon the Company's earnings, financial condition, cash requirements, future prospects, contractual restrictions and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

    The following table sets forth, as of March 31, 1997, the capitalization of the Company (i) on an actual basis, (ii) on a pro forma basis giving effect to the items set forth in footnotes (1) and (2) to the table and (iii) on a pro forma as adjusted basis to give effect to the Company's Amended and Restated Certificate of Incorporation which will be filed prior to completion of this offering and to the sale of 2,850,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share, and application of the estimated net proceeds therefrom as described in footnote (3) to the table.

                                                                                      MARCH 31, 1997
                                                                        ------------------------------------------
                                                                                                      PRO FORMA
                                                                         ACTUAL    PRO FORMA(1)(2)  AS ADJUSTED(3)
                                                                        ---------  ---------------  --------------

                                                                                   (IN THOUSANDS)
Note payable to bank..................................................  $   4,650     $   3,854       $   --
Dividend payable to stockholders......................................     --             1,200           --
Stockholders' equity:
  Preferred Stock, $.01 par value; none authorized, actual and pro forma, 1,000,000 authorized, pro forma as adjusted; none issued
    and outstanding...................................................     --            --               --
  Common Stock, $.01 par value; 11,250,000 shares authorized, actual and pro forma, 34,000,000 shares authorized, pro forma as
    adjusted; 5,546,463 shares issued and outstanding, actual and pro forma, and 8,396,463 shares issued and outstanding, pro forma as
    adjusted(4).......................................................         55            55               84
Additional paid-in capital............................................      4,237         3,848           26,324
Deferred compensation.................................................       (522)         (522)            (522)
Retained earnings (accumulated deficit)...............................        811          (690)            (690)
                                                                        ---------       -------          -------
  Total stockholders' equity..........................................      4,581         2,691           25,196
                                                                        ---------       -------          -------
      Total capitalization............................................  $   9,231     $   7,745       $   25,196
                                                                        ---------       -------          -------
                                                                        ---------       -------          -------

------------------------

(1) Adjusted to reflect (i) use of cash at March 31, 1997 of $796,000 to repay a portion of the note payable to bank, (ii) the elimination of retained earnings against additional paid-in capital, and (iii) the effect of a nonrecurring tax charge of $1,650,000 (see Note 15 of Notes to Financial Statements).

(2) Adjusted to reflect the accrual of a dividend to the stockholders of record prior to this offering for taxes payable on 1997 taxable income allocated to them. Such amount has been currently estimated to be approximately $1,200,000. However, the actual amount will vary and will depend upon the Company's 1997 results of operations and the timing of this offering (see
    Note 15 of Notes to Financial Statements). If the taxes payable by the stockholders on 1997 taxable income allocated to them are equal to the currently estimated $1,200,000, actual income tax payable by the Company due to the conversion from an S corporation would be reduced by approximately $960,000.

(3) Adjusted to reflect the (i) issuance of 2,850,000 shares at an assumed initial public offering price of $9.00 per share and the receipt of the estimated net proceeds therefrom, (ii) repayment of the remaining balance of the note payable to bank of $3,854,000, and (iii) payment of the dividend to the stockholders of $1,200,000.

(4) Excludes 1,196,710 shares of Common Stock issuable upon the exercise of stock options outstanding as of March 31, 1997, at a weighted average exercise price of $2.77 per share, and warrants to purchase 507,654 shares of Common Stock at $.04 per share.

                                    DILUTION

    As of March 31, 1997, after giving pro forma effect to (i) the effect of a nonrecurring tax charge to the Company of $1,650,000 and (ii) the accrual of a dividend, currently estimated to be approximately $1,200,000, payable to the stockholders of record prior to this offering for taxes payable on 1997 taxable income allocated to them (see Note 15 of Notes to Financial Statements), the pro forma net tangible book value of the Company was approximately $2.6 million, or $.46 per share of Common Stock. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in this offering and the pro forma tangible book value per share immediately after completion of this offering. Net tangible book value is defined as total assets less intangible assets (deferred offering costs) and total liabilities. After giving effect to the sale of the 2,850,000 shares of Common Stock offered hereby (at an assumed initial offering price of $9.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses), the adjusted pro forma net tangible book value of the Company as of March 31, 1997 would have been $25.2 million, or $3.00 per share, representing an immediate increase in pro forma net tangible book value of $2.54 per share to existing stockholders and immediate dilution of $6.00 per share to new investors purchasing shares in this offering. The following table illustrates the per share dilution with respect to the shares offered hereby:

Assumed public offering price per share......................             $    9.00
  Pro forma net tangible book value per share prior to this
    offering.................................................  $     .46
  Increase per share attributable to new investors...........       2.54
                                                               ---------
Adjusted pro forma net tangible book value per share after
  this offering..............................................                  3.00
                                                                          ---------
Dilution per share to new investors..........................             $    6.00
                                                                          ---------
                                                                          ---------

    The following table summarizes, on a pro forma basis as of March 31, 1997, the number of shares of Common Stock issued by the Company, the total consideration paid, and the average price per share paid by existing stockholders and by new investors in this offering (at an assumed initial public offering price of $9.00 per share).

                                                      SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                                   ----------------------  -------------------------     PRICE
                                                     NUMBER     PERCENT       AMOUNT       PERCENT     PER SHARE
                                                   ----------  ----------  -------------  ----------  ------------
Existing stockholders............................   5,546,463       66.1%  $   2,006,000(1)       7.3% $      .36
New investors....................................   2,850,000       33.9      25,650,000       92.7   $     9.00
                                                   ----------      -----   -------------      -----
      Total......................................   8,396,463      100.0%  $  27,656,000      100.0%
                                                   ----------      -----   -------------      -----
                                                   ----------      -----   -------------      -----

    The foregoing is based on the number of shares outstanding at March 31, 1997, and excludes an aggregate of 1,196,710 shares issuable upon the exercise of options outstanding as of March 31, 1997 with a weighted average exercise price of $2.77 per share, of which options to purchase 393,820 shares of Common Stock were exercisable as of such date, and warrants to purchase 507,654 shares of Common Stock at $.04 per share. Additional dilution will occur upon the exercise of outstanding options and warrants. As of March 31, 1997, options to purchase an additional 518,290 shares of Common Stock were available for issuance under the Company's stock option plan. See "Management -- 1996 Stock Option/ Stock Issuance Plan."

------------------------

(1) Represents net book value of assets contributed by Pencom allocated to 5,538,463 shares of Common Stock plus the consideration received for the 8,000 shares issued pursuant to a Stock Purchase Agreement dated as of January 1, 1997.

                            SELECTED FINANCIAL DATA

    PSW commenced operations as a corporation effective October 1, 1996. Prior to that date, the Company conducted its business and operations as the software division of Pencom. The selected financial data presented below have been derived from the financial statements of the Company and its predecessor and include the portion of a software contract that had previously been allocated to Pencom. The financial statements of the Company's predecessor as of December 31, 1992, 1993 and 1994 and for each of the three years in the period ended December 31, 1994 have been audited by Margolin, Winer & Evens LLP, independent accountants, and the financial statements of the Company and its predecessor as of December 31, 1995 and 1996 and for the years then ended have been audited by Ernst & Young LLP, independent auditors. The selected data presented below at March 31, 1997 and for the three months ended March 31, 1996 and 1997 have been derived from, and are qualified by reference to, the Company's unaudited financial statements also appearing herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of the unaudited period. The information presented below reflects the financial condition and results of operations of the Company and its predecessor, and does not necessarily reflect what the financial position and results of operations of the Company would have been had the Company been operated as a separate, stand-alone company for the periods presented prior to October 1, 1996. Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1997. The following should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                                                                                 THREE MONTHS
                                                                             YEAR ENDED DECEMBER 31,            ENDED MARCH 31,
                                                                   -------------------------------------------  ---------------
                                                                    1992     1993     1994     1995     1996     1996    1997
                                                                   -------  -------  -------  -------  -------  ------  -------

                                                                                                                  (UNAUDITED)
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF INCOME DATA:
  Revenue........................................................  $ 6,562  $ 8,725  $12,318  $21,147  $31,274  $6,537  $10,307
  Operating expenses:
    Technical staff..............................................    4,003    6,167    7,385   11,193   16,444   3,556    5,284
    Selling and administrative staff.............................    1,211    1,873    2,320    3,755    5,622   1,171    1,886
    Other expenses...............................................    1,446    1,899    2,317    3,976    5,684   1,177    1,961
    Special compensation expense(1)..............................    --       --       --       --       2,193    --        119
                                                                   -------  -------  -------  -------  -------  ------  -------
      Total operating expenses...................................    6,660    9,939   12,022   18,924   29,943   5,904    9,250
                                                                   -------  -------  -------  -------  -------  ------  -------
  Income (loss) from operations..................................      (98)  (1,214)     296    2,223    1,331     633    1,057
  Interest expense...............................................      181      329       74       84      170      27       89
                                                                   -------  -------  -------  -------  -------  ------  -------
  Net income (loss)..............................................  $  (279) $(1,543) $   222  $ 2,139  $ 1,161  $  606  $   968
                                                                   -------  -------  -------  -------  -------  ------  -------
                                                                   -------  -------  -------  -------  -------  ------  -------
  Unaudited pro forma information:
    Historical income (loss) before provision for income taxes...     (279)  (1,543)     222    2,139    1,161     606      968
    Pro forma provision (benefit) for income taxes(2)............     (106)    (586)      84      813      441     230      368
                                                                   -------  -------  -------  -------  -------  ------  -------
    Pro forma net income (loss)..................................  $  (173) $  (957) $   138  $ 1,326  $   720  $  376  $   600
                                                                   -------  -------  -------  -------  -------  ------  -------
                                                                   -------  -------  -------  -------  -------  ------  -------
    Pro forma net income per share(3)............................  $  (.03) $  (.14) $   .02  $   .19  $   .10  $  .05  $   .09
                                                                   -------  -------  -------  -------  -------  ------  -------
                                                                   -------  -------  -------  -------  -------  ------  -------
  Weighted average common shares and equivalents
    outstanding(3)...............................................    6,881    6,881    6,881    6,881    7,024   6,881    7,024

                                                                                                 DECEMBER 31,
                                                                             -----------------------------------------------------
                                                                               1992       1993       1994       1995       1996
                                                                             ---------  ---------  ---------  ---------  ---------

                                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital..........................................................  $     990  $   1,526  $   1,933  $   2,756  $   1,648
  Total assets.............................................................      1,660      2,533      3,538      4,982     11,943
  Total stockholders' equity...............................................      1,544      2,302      2,675      3,684      3,444

                                                                              MARCH 31,
                                                                             -----------
                                                                                1997
                                                                             -----------
                                                                             (UNAUDITED)

BALANCE SHEET DATA:
  Working capital..........................................................   $   1,637
  Total assets.............................................................      11,398
  Total stockholders' equity...............................................       4,581

------------------------

(1) See Note 13 of Notes to Financial Statements for an explanation of special compensation expense.

(2) Computed on the basis described in Notes 12 and 15 of Notes to Financial Statements.

(3) Computed on the basis described in Note 2 of Notes to Financial Statements.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THIS PROSPECTUS, INCLUDING THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS," WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

OVERVIEW

    PSW Technologies, Inc. is a software services firm that provides high value solutions to technology vendors and business end-users by mastering and applying critical emerging technologies. These critical technologies include distributed computing, object-oriented development, advanced operating systems and systems management technologies. Technology vendors primarily consist of software companies who utilize the Company's services to help bring their products to market faster. Business end-users generally utilize the Company's services to help define, develop and complete high value, mission critical enterprise software systems for internal use.

    The Company was founded as a separate division of Pencom in 1989 to take advantage of the large number of subcontractors placed by Pencom with IBM's AIX organization in Austin, Texas. As these subcontractors completed their assignments, the most talented were recruited to become part of the permanent technical staff of the Company. The Company's mission was to seek project oriented assignments to complement Pencom's existing recruiting and staff supplementation business.

    Dr. W. Frank King was hired in 1992 as the President of the Company to continue its growth, establish profitability and develop the infrastructure that would eventually enable it to operate as a separate company. In addition, in 1993, Dr. King focused resources to provide application development services to address the needs of business end-users.

    The Company established a formal sales function in 1994, and began the GENOVA initiative with an emphasis on the business development methodology. The Company first became profitable in 1994. In 1995, the Company improved profitability and initiated its own recruiting function independent of Pencom. At the end of 1995, the Company organized into its current business unit structure to provide for more emphasis on each of the two markets served by the Company.

    In 1996, the Company continued its growth and profitability (before special compensation expense), formalized the GENOVA initiative, completed the licensing of the GENOVA OBJECT LIBRARIES and established the GENOVA ACADEMY training. On October 1, 1996, the Company was formed as PSW Technologies, Inc., at which time the Company assumed responsibility for its own accounting and finance operations but continued to depend upon Pencom for limited accounting support in connection with the Company's year-end audit through January 31, 1997.

    To date, revenue has been generated principally from time-and-materials contracts for the Company's software services. Revenue from time-and-materials contracts is recognized during the period in which the services are provided. The Company also enters into fixed price contracts for its software services. Revenue from fixed price contracts is recognized using the percentage-of-completion method over the term of the client contract, measured by the labor incurred as a percentage of the estimated total labor used at completion. Fixed price contract revenue represented approximately 12% and 13% of the Company's revenue in 1996 and the first quarter of 1997, respectively. The cumulative impact of revisions in percentage of completion estimates is reflected in the period in which the revisions are made. Provisions for estimated losses on uncompleted contracts are made on a contract by contract basis and are recognized in the period in which such losses are determined. There can be no assurance of the accuracy of the Company's future work completion estimates, and operating results may be adversely affected by inaccurate estimates of contract related labor.

    The Company has derived, and believes it will continue to derive, a significant portion of its revenue from a limited number of large clients. One client, IBM, accounted for 52% and 49% of revenue in 1996 and the first quarter of 1997, respectively. The Company's relationship with IBM includes engagements with IBM Kirkland, IBM Austin, Tivoli Systems, Inc. ("Tivoli") and Lotus Development Corporation ("Lotus"). The technologies involved in these engagements include Windows 95, Windows NT, AIX, system management software and Lotus Notes workgroup software. None of these engagements accounted for more than 20% of the Company's revenue in 1996 or the first quarter of 1997.

    The information presented herein reflects the financial position, results of operations and cash flows of the Company and its predecessor, the software division of Pencom, and such information does not necessarily reflect what the financial position, results of operations and cash flows of the Company would have been had the Company been operated as a separate, stand-alone business for the periods presented prior to October 1, 1996.

NET CHARGE RESULTING FROM S CORPORATION TERMINATION

    Since its commencement of operations on October 1, 1996, the Company has elected to operate as an S corporation under Subchapter S of the Code. As such, the Company's taxable income was included in the individual income tax returns of its stockholders (with certain exceptions under state and local income tax laws). Upon completion of this offering, the S status will terminate and the Company will be subject to corporate income taxes. Additionally, upon completion of this offering, the Company will be required to change its method of tax accounting from the cash to the accrual method. The current and deferred tax effect of these changes will be recorded at the time this offering is completed. The Company's 1997 taxable income, including the effect of the change in the method of accounting, will be allocated between the S corporation period and the subsequent period based upon the number of days in each period. The Company will be obligated to pay the income taxes related to the taxable income allocated to the subsequent period and will pay a dividend to the S corporation stockholders in an amount estimated to approximate the tax that the S corporation stockholders will be required to pay on the 1997 taxable income allocated to them. The actual charge to earnings and the dividend to the S corporation stockholders will be based upon the Company's results of operations in 1997 and the amount of the 1997 taxable income allocated to the S corporation stockholders (see Note 15 of Notes to Financial Statements).

SPECIAL COMPENSATION EXPENSE

    Special compensation expense in 1996 consisted of stock-based compensation in connection with the grants of replacement options to the Company's employees who participated in the Pencom stock option plan and compensation related to the cancellation of a note issued by an officer of the Company to Pencom, which, in the aggregate, totaled $2.2 million. Special compensation expense in the first quarter of 1997 consisted of stock-based compensation in connection with grants of replacement options to the Company's employees who participated in the Pencom stock option plan (See Note 8 of Notes to Financial Statement), which, in the aggregate, totaled $119,000. See Notes 8, 10 and 13 of Notes to Financial Statements.

PRO FORMA INCOME TAXES

    Pro forma income taxes reflect the estimated corporate income tax expense that the Company would have recognized had it not elected S corporation status (see Note 15 of Notes to Financial Statements).

RESULTS OF OPERATIONS

    The following table sets forth the percentage of revenue of certain items included in the Company's statements of income for the periods indicated:

                                                                                                       THREE MONTHS
                                                                 YEAR ENDED DECEMBER 31,             ENDED MARCH 31,
                                                          -------------------------------------  ------------------------
                                                             1994         1995         1996         1996         1997
                                                             -----        -----        -----        -----        -----
Revenue.................................................         100%         100%         100%         100%         100%
Operating expenses:
  Technical staff.......................................          60           53           53           54           52
  Selling and administrative staff......................          19           18           18           18           18
  Other expenses........................................          19           19           18           18           19
  Special compensation expense..........................      --           --                7       --                1
                                                                 ---          ---          ---          ---          ---
      Total operating expenses..........................          98           90           96           90           90
                                                                 ---          ---          ---          ---          ---
Income from operations..................................           2           10            4           10           10
Pro forma provision for income taxes....................           1            4            1            4            4
                                                                 ---          ---          ---          ---          ---
Pro forma net income....................................           1%           6%           2%           6%           6%
                                                                 ---          ---          ---          ---          ---
                                                                 ---          ---          ---          ---          ---

FIRST QUARTER OF 1997 COMPARED TO FIRST QUARTER OF 1996

    REVENUE

    Revenue consists primarily of fees for software services provided. Revenue was $10.3 million in the first quarter of 1997, an increase of 58% over 1996 first quarter revenue of $6.5 million, principally due to increases in the scope and number of client projects. Revenue attributable to software services rendered to technology vendors was $6.3 million and $4.5 million in the first quarter of 1997 and the first quarter of 1996, respectively, an increase of 40% in the first quarter of 1997 over the first quarter of 1996. Revenue attributable to software services rendered to business end-users was $4.0 million and $2.0 million in the first quarter of 1997 and the first quarter of 1996, respectively, an increase of 100% in the first quarter of 1997 over the first quarter of 1996.

    Two customers, including their wholly-owned subsidiaries, accounted for 58% and 78% of revenue in each of the first quarters of 1997 and 1996, respectively. No other customer accounted for more than 10% of revenue for those periods.

    TECHNICAL STAFF

    Technical staff expenses consist of the cost of salaries, payroll taxes, health insurance and workers' compensation for technical staff personnel assigned to client projects and unassigned technical staff personnel, and fees paid to any subcontractors for work performed in connection with a client project. Technical staff expenses were $5.3 million in the first quarter of 1997, an increase of 49% over 1996 first quarter technical staff expenses of $3.6 million. The increase in technical staff expenses was primarily due to the addition of personnel necessary to service growth in the number and size of customer projects. Technical staff expenses declined to 52% of revenue in the first quarter of 1997 from 54% in the first quarter of 1996 primarily as a result of improved pricing and utilization of the technical staff.

    SELLING AND ADMINISTRATIVE STAFF

    Selling and administrative staff expenses consist of the cost of salaries, payroll taxes, health insurance and workers' compensation for selling and administrative personnel, all commissions and bonuses, and the expense of technical staff personnel assigned to development projects or performing selling, recruiting or training related tasks. Selling and administrative staff expenses were $1.9 million in the first quarter of

1997, an increase of 61% from $1.2 million in the first quarter of 1996. The increase in selling and administrative staff expenses was primarily due to the addition of personnel necessary to support the Company's growth. Selling and administrative staff expenses were 18% of revenue in each of the first quarters of 1997 and 1996.

    OTHER EXPENSES

    Other expenses consist of all non-staff related costs, such as occupancy costs, travel, business insurance, business development, recruiting, training and depreciation. Other expenses were $2.0 million in the first quarter of 1997, an increase of 67% over other expenses of $1.2 million in the first quarter of 1996. Other expenses increased to 19% of revenue in the first quarter of 1997 from 18% of revenue in the first quarter of 1996 primarily as a result of non-recurring expenses in connection with the relocation of the Company's Austin, Texas office, including broker fees, concurrent rents and moving costs.

    SPECIAL COMPENSATION EXPENSE

    Special compensation expense in the first quarter of 1997 consisted of stock-based compensation, which, in the aggregate, totaled $119,000 or 1% of revenue. (See Notes 8 and 13 of Notes to Financial Statements.)

    INCOME FROM OPERATIONS

    Income from operations increased to $1.1 million in the first quarter of 1997, up 67% from 1996 first quarter income from operations of $633,000. Income from operations was 10% of revenue in each of the first quarters of 1997 and 1996. If income from operations in the first quarter of 1997 was adjusted to exclude the special compensation expense referred to above, such income from operations would have increased by 86% compared with the first quarter of 1996, and would have represented 11% of revenue.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    REVENUE

    Revenue was $31.3 million in 1996, an increase of 48% over 1995 revenue of $21.1 million, principally due to increases in the scope and number of client projects. Revenue attributable to software services rendered to technology vendors was $20.4 million and $14.0 million in 1996 and 1995, respectively, an increase of 45% in 1996 compared to 1995. Revenue attributable to software services rendered to business end-users was $10.9 million and $7.1 million in 1996 and 1995, respectively, an increase of 54% in 1996 compared to 1995.

    Two clients, including their subsidiaries, accounted for 66% and 76% of revenue in 1996 and 1995, respectively. No other client accounted for more than 10% of revenue in 1996 or 1995.

    TECHNICAL STAFF

    Technical staff expenses were $16.4 million in 1996, an increase of 47% over 1995 technical staff expenses of $11.2 million. The increase in technical staff expenses was primarily due to the addition of personnel necessary to service growth in the number and size of client projects. Technical staff expenses were 53% of revenue in both 1996 and 1995.

    SELLING AND ADMINISTRATIVE STAFF

    Selling and administrative staff expenses were $5.6 million in 1996, up 50% from $3.8 million in 1995. The increase in selling and administrative staff expenses was primarily due to the addition of personnel necessary to support the Company's growth, including increases in sales and recruiting personnel, and increases in personnel working on the Company's GENOVA initiative. Selling and administrative staff expenses were 18% of revenue in both 1996 and 1995.

    OTHER EXPENSES

    Other expenses were $5.7 million in 1996, an increase of 43% over other expenses of $4.0 million in 1995. Other expenses declined to 18% of revenue in 1996 from 19% in 1995, primarily as a result of the significant increase in revenue in 1996.

    SPECIAL COMPENSATION EXPENSE

    Special compensation expense in 1996 consisted of stock-based compensation and compensation related to the cancellation of a note payable, which, in the aggregate, totaled $2.2 million, or 7% of revenue. See Notes 10 and 13 of Notes to Financial Statements.

    INCOME FROM OPERATIONS

    Income from operations decreased $892,000 to $1.3 million in 1996 from $2.2 million in 1995. If income from operations was adjusted to exclude special compensation expense, referred to above, income from operations would have grown 59% in 1996 compared with 1995. Income from operations declined to 4% of revenue in 1996 from 10% in 1995 primarily as a result of special compensation expense in 1996. If income from operations was adjusted to exclude special compensation expense, income from operations would have been 11.3% of revenue in 1996, compared to 10.5% in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    REVENUE

    Revenue was $21.1 million in 1995, an increase of 72% over 1994 revenue of $12.3 million, principally due to increases in the scope and number of client projects. Revenue attributable to software services rendered to technology vendors was $14.1 million and $8.9 million in 1995 and 1994, respectively, an increase of 58% in 1995 over 1994. Revenue attributable to software services rendered to business end-users was $7.1 million and $3.4 million in 1995 and 1994, respectively, an increase of 109% in 1995 over 1994.

    In 1994, one client accounted for 54% of revenue. No other client accounted for more than 10% of revenue in 1994.

    TECHNICAL STAFF

    Technical staff expenses were $11.2 million in 1995, an increase of 52% over 1994 technical staff expenses of $7.4 million. The increase in technical staff expenses was primarily due to the addition of personnel necessary to service growth in the number and size of client projects. Technical staff expenses declined to 53% of revenue in 1995 from 60% in 1994, primarily as a result of improved pricing and higher utilization of the technical staff.

    SELLING AND ADMINISTRATIVE STAFF

    Selling and administrative staff expenses were $3.8 million in 1995, up 62% from $2.3 million in 1994. The increase in selling and administrative staff expenses was primarily due to the addition of personnel necessary to support the Company's growth. Selling and administrative staff expenses declined to 18% of revenue in 1995 from 19% in 1994, primarily as a result of the significant increase in revenue in 1995.

    OTHER EXPENSES

    Other expenses were $4.0 million in 1995, an increase of 72% over other expenses of $2.3 million in 1994. Other expenses were 19% of revenue in both 1995 and 1994.

    INCOME FROM OPERATIONS

    Income from operations increased to $2.2 million, or 10% of revenue in 1995, from $296,000, or 2% of revenue, in 1994.

QUARTERLY RESULTS

    The following table presents certain unaudited quarterly results of operations of the Company for each of the quarters in the two-year period ended December 31, 1996. In the opinion of management, this information has been prepared on the same basis as the audited financial statements of the Company and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the quarterly information when read in conjunction with the Company's audited financial statements and notes thereto included elsewhere in this Prospectus. The results of operations for any quarter are not necessarily indicative of the results expected for any future period.

                                                                      QUARTER ENDED
                                -----------------------------------------------------------------------------------------
                                 MARCH 31,    JUNE 30,     SEPT. 30,    DEC. 31,     MARCH 31,    JUNE 30,     SEPT. 30,
                                   1995         1995         1995         1995         1996         1996         1996
                                -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                     (IN THOUSANDS)

Revenue.......................   $   4,444    $   5,012    $   5,631    $   6,060    $   6,537    $   6,950    $   7,737
Operating expenses:
  Technical staff.............       2,379        2,708        2,887        3,219        3,556        3,741        4,287
  Selling and administrative
    staff.....................         773          899          992        1,091        1,171        1,257        1,299
  Other expenses..............         882          912        1,039        1,143        1,177        1,240        1,417
  Special compensation
    expense...................          --           --           --           --           --           --          655
                                -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Total operating
      expenses................       4,034        4,519        4,918        5,453        5,904        6,238        7,658
                                -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) from
  operations..................         410          493          713          607          633          712           79
Interest expense (income).....          43          (13)          44           10           27           17           59
Pro forma provision (benefit)
  for income taxes............         140          192          254          227          230          264            8
                                -----------  -----------  -----------  -----------  -----------  -----------  -----------
Pro forma net income (loss)...   $     227    $     314    $     415    $     370    $     376    $     431    $      12
                                -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                -----------  -----------  -----------  -----------  -----------  -----------  -----------


                                 DEC. 31,     MARCH 31,
                                   1996         1997
                                -----------  -----------

Revenue.......................   $  10,050    $  10,307
Operating expenses:
  Technical staff.............       4,860        5,284
  Selling and administrative
    staff.....................       1,895        1,886
  Other expenses..............       1,850        1,961
  Special compensation
    expense...................       1,538          119
                                -----------  -----------
    Total operating
      expenses................      10,143        9,250
                                -----------  -----------
Income (loss) from
  operations..................         (93)       1,057
Interest expense (income).....          66           89
Pro forma provision (benefit)
  for income taxes............         (60)         368
                                -----------  -----------
Pro forma net income (loss)...   $     (99)   $     600
                                -----------  -----------
                                -----------  -----------

    The following table sets forth certain financial data expressed as a percentage of revenue:

                                                                        QUARTER ENDED
                                ---------------------------------------------------------------------------------------------
                                  MARCH 31,     JUNE 30,     SEPT. 30,    DEC. 31,      MARCH 31,     JUNE 30,     SEPT. 30,
                                    1995          1995         1995         1995          1996          1996         1996
                                -------------  -----------  -----------  -----------  -------------  -----------  -----------
Revenue.......................          100%          100%         100%         100%          100%          100%         100%
Operating expenses:
  Technical staff.............           54            54           51           53            54            54           55
  Selling and administrative
    staff.....................           17            18           18           18            18            18           17
  Other expenses..............           20            18           18           19            18            18           18
  Special compensation
    expense...................           --            --           --           --            --            --            9
                                      -----         -----        -----        -----         -----         -----        -----
    Total operating
      expenses................           91            90           87           90            90            90           99
                                      -----         -----        -----        -----         -----         -----        -----
Income (loss) from
  operations..................            9            10           13           10            10            10            1
Interest expense (income).....            1        --                1       --            --            --                1
Pro forma provision (benefit)
  for income taxes............            3             4            5            4             4             4           --
                                      -----         -----        -----        -----         -----         -----        -----
Pro forma net income (loss)...            5%            6%           7%           6%            6%            6%          --
                                      -----         -----        -----        -----         -----         -----        -----
                                      -----         -----        -----        -----         -----         -----        -----


                                 DEC. 31,      MARCH 31,
                                   1996          1997
                                -----------  -------------
Revenue.......................         100%          100%
Operating expenses:
  Technical staff.............          48            52
  Selling and administrative
    staff.....................          19            18
  Other expenses..............          18            19
  Special compensation
    expense...................          16             1
                                -----------        -----
    Total operating
      expenses................         101            90
                                -----------        -----
Income (loss) from
  operations..................          (1)           10
Interest expense (income).....           1        --
Pro forma provision (benefit)
  for income taxes............          (1)            4
                                -----------        -----
Pro forma net income (loss)...          (1)%           6%
                                -----------        -----
                                -----------        -----

    During 1996, the Company was engaged in projects which entitled the Company to earn bonuses which were contingent on future events. Generally Accepted Accounting Principles require that revenue in connection with these bonuses not be recognized until the resolution of those events, which occurred in the fourth quarter of 1996 and resulted in the recognition of revenue totaling $622,000. Income from operations excluding special compensation expense would have been $1.4 million, or 14% of revenue, in the quarter ended December 31, 1996. This increase over prior quarters was due in large part to the recognition of these bonuses.

    The Company's revenue may fluctuate from quarter to quarter based on such factors as number, size and timing of projects in which the Company is engaged, the contractual terms and percentage of completion for fixed price contracts, delays incurred in connection with a project, the Company's success in earning bonuses or other contingent payments, availability of technical staff and technical staff utilization rates, the adequacy of provisions for losses and the accuracy of estimates of labor required to complete ongoing fixed price projects and general economic conditions. A high percentage of the Company's expenses, particularly technical and administrative staff costs, are fixed in advance of any particular quarter. Unanticipated variations in the number, size or timing of the Company's projects can adversely affect employee utilization rates. Accordingly, revenue fluctuations may cause significant variations in operating results in any particular quarter and could result in an adverse effect on the Company's business, financial condition and results of operations.

LIQUIDITY AND CAPITAL RESOURCES

    Since commencement of its operations as a separate company on October 1, 1996, the Company has maintained its own cash accounts. Available cash balances have generally been used to reduce bank borrowings and amounts due to Pencom. Prior to its incorporation, the Company participated in Pencom's centralized cash management system while it conducted its business and operations as the software division of Pencom. In 1994, a cash deficit of $151,000 was financed by contributions from Pencom. In 1995, cash was used to repay $1.1 million of contributions by Pencom. In 1996, the Company repaid $2.9 million of contributions from Pencom.

    Historically, the Company's operating activities provided cash of $83,000, $1.6 million and $2.1 million for the fiscal years 1994, 1995 and 1996, respectively. At March 31, 1997, the Company had cash of $796,000, a decline of $2.4 million from $3.2 million at December 31, 1996. During the first quarter of 1997, cash of $965,000 was used to purchase property and equipment and to make certain leasehold improvements in connection with the relocation of the Company's Austin, Texas office, and cash of $475,000 was used to reduce the principal amount outstanding under the Credit Facility. In addition, the

Company's operating activities used cash of $951,000 during the first quarter of 1997. The use of cash by the Company's operating activities during the first quarter of 1997 was significantly effected by lower cash receipts of approximately $888,000 attributable to the retention of 73.33% of certain accounts receivable by Pencom pursuant the Accounts Receivable Agreement between the Company and Pencom (see "Certain Transactions -- Pencom Relationship" and
Note 10 of Notes to Financial Statements) and the payment of fiscal year 1996 bonuses of approximately $593,000 during the first quarter of 1997.

    The Company has a revolving line of credit with TCB providing for borrowings of up to $6.5 million. Borrowings under the Credit Facility, which expires on November 8, 1997, are secured by the Company's accounts receivable and bear interest at the greater of TCB's prime rate or the federal funds rate plus .25 of one percent or, at the election of the Company, a formula based upon the London Interbank Offered Rate. The Credit Facility includes covenants relating to the maintenance of certain financial amounts and ratios, including a minimum tangible net worth and a maximum funded liabilities to earnings before interest, taxes, depreciation and amortization ratio. Available borrowings under the Credit Facility are based upon a percentage of the Company's eligible accounts receivable. As of March 31, 1997, approximately $4.7 million was outstanding under the Credit Facility. The Company intends to use a portion of the net proceeds of this offering to repay the then outstanding borrowings under the Credit Facility.

    The Company currently plans to make additional investments in property and equipment of approximately $1.4 million in 1997, principally for leasehold improvements, furniture, software, personal computers and other technology equipment.

    The Company anticipates that its existing capital resources, including cash provided by operating activities and available bank borrowings, together with the anticipated net proceeds from this offering, will be adequate to fund the Company's operations for at least the next 12 months. There can be no assurance that changes will not occur that would consume available capital resources before such time. The Company's capital requirements depend on numerous factors, including potential acquisitions, the timing of the receipt of accounts receivable, employee growth, and the percentage of projects performed at PSW facilities. There can be no assurance that additional funding, if necessary, will be available on favorable terms, if at all.

                                    BUSINESS

OVERVIEW

    PSW Technologies, Inc. is a software services firm that provides high value solutions to technology vendors and business end-users by mastering and applying critical emerging technologies. These critical technologies include distributed computing, object-oriented development, advanced operating systems and systems management technologies. The Company seeks to incorporate the knowledge and expertise derived from its client projects into proprietary methodologies, thereby enabling PSW to retain and distribute its institutional knowledge throughout the Company and achieve improvements in cost, quality and speed on client projects. The Company conducts its business through its two business units: the Software Technology Unit and the Business Systems Unit.

    PSW's Software Technology Unit provides joint project-based development, porting, and testing services to selected technology vendor clients. PSW services enable these companies to improve the quality and speed to market of their products which, PSW believes, often result in an earlier flow of revenue and increased revenues over the long term for such technology vendor clients. The Company's services also enable these clients to focus on their core competencies, limit their permanent headcount and relieve temporary workload spikes. PSW targets companies that are developing technologies which it believes will be important to, and likely to be widely deployed by, its current and potential business end-user clients. Through these engagements, PSW often gains an early and comprehensive understanding of critical emerging technologies and is therefore well positioned to service the continued needs of these and other technology vendors, as well as the needs of the business end-user community.

    The Company's Business Systems Unit applies PSW's technical expertise to the design and development of high value, mission critical enterprise business systems for its Fortune 1000 end-user clients. These systems, which support multiple functions within the enterprise, typically are long-term strategic IT solutions designed to enable business end-users to improve the quality of the services they provide to their customers through enhanced information capture and control, increased accuracy and efficiency and decreased costs and response times. The Company focuses on enterprise solutions due to their greater value to the client than departmental systems, and the corresponding potential for longer-term relationships.

    The Company is flexible in structuring the terms of its client engagements, favoring a time-and-materials pricing model with set project milestones, but employing a fixed price model per phase in certain circumstances. The Company works in partnership with its clients at the client site or at PSW's facilities, as appropriate. This flexible, joint development approach, together with the Company's utilization of proprietary methodologies, is designed to reduce risks to PSW and its clients, maximize client satisfaction and allow PSW to transfer expertise to its clients. In addition, PSW believes that its comprehensive technical expertise in critical emerging technologies enables it to generate high levels of repeat business by attracting clients that provide the opportunity for multi-year, ongoing relationships.

INDUSTRY BACKGROUND

    The growing worldwide demand for IT services has been driven by the increasing reliance on IT as a strategic tool for addressing critical business issues. Deregulation, globalization and technological innovation are accelerating the rate of change in business, resulting in a more complex and intensely competitive business environment. Organizations face constant pressures to improve the quality of products and services, reduce cost and time to market, improve operating efficiencies and strengthen customer relationships. These pressures are increasingly causing business managers to utilize IT to seek to improve the quality of the services they provide to their customers through enhanced information capture and control, increased accuracy and efficiency and decreased costs and response times. In order to achieve these objectives, organizations are modifying their business processes and improving the responsiveness and flexibility of their information systems which enable and support the modified processes. These trends, together with rapid advances in technology, are primarily driving the move from traditional host-based legacy computing systems to more flexible and functional technologies, including client/server architectures, object-oriented programming languages and tools, distributed database management systems and the latest networking and communications technologies, such as the Internet.

    In order to compete in this business environment, IT departments of Fortune 1000 companies often must deploy custom designed software applications capable of integrating and managing multiple operating systems, databases, programming languages and networking protocols throughout the enterprise. At the same time, competitive conditions and cost pressures are increasingly forcing such companies to focus on core competencies and reduce or limit the growth of their IT workforce. According to the International Data Corporation ("IDC"), the U.S. market for product implementation and systems integration services exceeded $22 billion in 1996, with a projected cumulative annual growth rate of 12.4% through the year 2000. This market segment is fragmented, with no company having more than a 5% market share in 1995, according to IDC.

    In addition to the increasing demand for more responsive technologies to address these business challenges, technology as a whole is becoming more complex and individual technology life-cycles are shortening at a faster rate. The foregoing has placed increasing pressure on technology vendors to bring new products and new versions of proven products to market faster and simultaneously to ensure that those products operate with an increasing number of platforms and middleware. IDC estimates that research and development expenditures by U.S. software vendors exceeded $5 billion in 1996. IDC expects the software applications market to grow at a cumulative annual rate of approximately 15% through 1999 and anticipates that research and development expenditure growth will remain strong through that period. Although the Company is not aware of the percentage of such expenditures that are outsourced, the Company believes that the software research and development outsourcing market has significant potential.

    The convergence of these trends is resulting in (i) an increasing movement of Fortune 1000 companies toward joint projects with software service firms that have a high level of expertise in critical emerging technologies, rather than relying on their internal resources for the design and implementation of enterprise business systems and (ii) an increasing need within the research and development departments of key vendors of critical emerging technologies to outsource to software service firms a portion of the development, porting and testing of their existing and new products. In a recent IDC survey, a majority of respondents stated that the lack of in-house technical expertise was their primary reason for engaging an external services provider in connection with the implementation of an IT project. Accordingly, a growing number of business end-users and technology vendors are seeking the help of software services firms with strong technical expertise in critical emerging technologies and the ability to implement high value solutions on a cost-effective and prompt basis.

THE PSW SOLUTION

    PSW is a software services firm that provides high value solutions to technology vendors and business end-users by mastering and applying critical emerging technologies, including distributed computing, object-oriented development, advanced operating systems and systems management technologies. The Company incorporates the knowledge and expertise derived from each of its client projects into its proprietary methodologies, enabling PSW to retain and distribute its institutional knowledge throughout the Company and to achieve improvements in cost, quality and speed on client projects. The Company conducts its business through two business units: the Software Technology Unit and the Business Systems Unit.

  SOFTWARE TECHNOLOGY EXPERTISE

    The Company's Software Technology Unit provides software research and development services that enable its technology vendor clients to improve the quality and speed to market of their products and,

PSW believes, to achieve an earlier flow of revenue and increased revenues over the long term. PSW's services also enable these clients to focus on their core competencies, limit their permanent headcount and relieve temporary workload spikes.

    Drawing upon its strong technical expertise and proven methodologies, PSW enters into joint projects with the research and development departments of key technology vendors, many of whom are defining the direction of the IT market. PSW has accumulated significant experience with several critical emerging technologies, including Windows NT, object technology and the Internet through clients such as IBM, Compaq Computer Corporation ("Compaq") and Tivoli, and relationships with companies such as Microsoft Corp. ("Microsoft"), NeXT Software, Inc. ("NeXT") and Transarc Corporation ("Transarc"). The Company believes that joint projects with technology vendors enable it to acquire expertise in such new technologies ahead of, and in more depth than, its competitors. Senior management and senior technical consultants from the Company's Software Technology Unit and Business Systems Unit meet regularly to assess the technology landscape in order to target emerging opportunities that will be beneficial to both business units.

    The Company's experience with, and knowledge of, technology vendors' products often leads to significant follow-on work in related projects with these vendors, other technology vendors and business end-users. At the same time, PSW's experience with business end-users allows it to assist its technology vendor clients as they seek to achieve wide-spread adoption of their technologies and enables PSW to give valuable feedback to such technology vendors regarding the most appropriate business use for their respective technologies.

  BUSINESS SYSTEMS EXPERTISE

    The Company's Business Systems Unit develops high value, mission critical enterprise business systems designed to enable its Fortune 1000 end-user clients to improve the quality of the services they provide to their customers through enhanced information capture and control, increased accuracy and efficiency and decreased costs and response times. The Company offers services ranging from business end-user consulting to full system deployments, including documentation, training, help desk support and ongoing system maintenance.

    PSW's technology vendor clients often recommend PSW to business end-users. Such recommendations, together with PSW's comprehensive knowledge of the vendor's technology, help to establish PSW's credibility with potential business end-user clients and often result in a shortened sales cycle and higher sales productivity. The Company focuses on long-term, strategic enterprise solutions due to their greater value to the client than departmental systems, and the corresponding potential for longer-term relationships. In addition, enterprise system projects are typically larger and more technically complex than departmental system projects, thereby creating a barrier to entry for most smaller services firms and increasing the importance of the breadth and depth of PSW's technical expertise when competing with other firms regardless of their size.

  METHODOLOGY DEVELOPMENT AND KNOWLEDGE ACCUMULATION

    The Company seeks to increase the value of its services by achieving improvements in the cost, quality and speed of client projects through the use of methodologies and object libraries. GENOVA, PSW's knowledge accumulation initiative encompasses methodologies, courseware and training, and object libraries. These assets can be licensed by clients as part of an engagement. In addition, PSW provides methodology training to clients and to PSW technical staff. As a result, the methodologies not only directly benefit the project in question, but also allow the client to maintain and extend its system investment despite eventual changes in project personnel.

PSW'S STRATEGY

    PSW's objective is to become the leading provider of software services to technology vendors and business end-users. To accomplish this objective, the Company will continue to implement the following strategic initiatives:

    MAINTAIN AND LEVERAGE LEADERSHIP IN CRITICAL EMERGING TECHNOLOGIES. The Company seeks to maintain a leadership position in critical emerging technologies by pursuing joint projects with the research and development departments of key technology vendors who are defining the direction of the IT market, and by leveraging its knowledge of the client/server market through engagements with business end-users. The Company assesses the technology landscape in order to target emerging opportunities that will be beneficial to both of its business units. In addition, the Company focuses on the training and development of its technical professionals to ensure that its technical expertise extends to multiple levels within the Company.

    EXPAND PRESENCE IN THE SOFTWARE RESEARCH AND DEVELOPMENT JOINT PROJECTS MARKET. The Company seeks to expand its business with its current technology vendor clients and aggressively pursues new software research and development joint projects with additional industry-defining technology vendors. Such joint projects are expected to enable PSW to continue to build its library of technology skills and its software methodologies.

    FOCUS ON THE MISSION CRITICAL, ENTERPRISE BUSINESS SYSTEMS MARKET. The Company focuses on providing the higher value services associated with the mission critical, enterprise systems segment of the business systems market. In order to maintain its competitive position in this market segment, the Company aggressively leverages its expertise with Windows NT, system management technologies, object-oriented development and the Internet and develops additional technical expertise through current and new software research and development joint projects.

    LEVERAGE TECHNOLOGY VENDOR RELATIONSHIPS. The Company's experience with, and knowledge of, technology vendors' products often leads to significant follow-on work in related projects with such vendors and other technology vendors. In addition, technology vendors often recommend PSW to business end-users. For example, PSW intends to leverage the relationship it has developed with Tivoli by working closely with Tivoli to offer PSW services to Tivoli business end-user clients who require consulting, architecture and design of enterprise system management solutions.

    LEVERAGE DIRECT SALES TO DEVELOP REPEAT BUSINESS. The Company focuses on the development of high levels of repeat business. The Company's direct sales and marketing activities are targeted toward the development of new clients that provide the opportunity for repeat business through multi-year, partnership-oriented projects and/or multiple projects through ongoing relationships.

    DEVELOP, REFINE AND UTILIZE THE GENOVA INITIATIVE. The Company seeks to achieve quality and speed improvements and provide its clients with high value software solutions on a cost-effective basis by continuing to develop, refine, utilize and expand its GENOVA initiative.

PSW SERVICE OFFERINGS

    GENERAL

    PSW provides IT consulting and software development services to technology vendors and business end-users. Services are typically provided on a project or mission basis. In project-based engagements, PSW is retained to complete a specifically defined set of tasks, such as porting a specific version of client software to a new release of an operating system. In mission-based engagements, PSW is retained to manage, on an ongoing basis, a specific mission within the client organization, such as responsibility for all testing functions for a client organization. Mission engagements involve multiple projects and releases which generally come up for renewal on an annual or other periodic basis.

    The Company is flexible in structuring the terms of its client engagements, favoring a time-and-materials pricing model with set project milestones, but employing a fixed-price model per phase in certain circumstances. The Company works in partnership with its clients at the client site or at PSW's facilities, as appropriate. This flexible, joint development approach, together with the Company's utilization of proprietary methodologies, is designed to reduce risks to PSW and its clients, maximize client satisfaction and allow PSW to transfer expertise to its clients.

             SUMMARY OF SERVICES PROVIDED BY PSW TECHNOLOGIES, INC.

-----------------------------------------------------------
  MARKET        SERVICE               DESCRIPTION                 REPRESENTATIVE CLIENTS(1)
            Testing          Testing the client's source     IBM (Windows NT/95)
                             and/or binary code to verify    IBM (AIX Graphics)
                             it conforms to specifications   Compaq
                             and compatibility requirements
            Porting          Modifying and testing the       Tivoli
                             client's source code to make    Lotus
                             its products function in a      Pervasive Software Inc.
                             different operating
                             environment
Technology  Development      Defining requirements, writing  SystemSoft Corp.
 Vendors                     specifications, designing,      Symbios Logic, Inc.
                             developing, and testing the
                             software
            Support          Specialized, complex support    Northern Telecom, Inc.
                             of software developers or       IBM (AIX Developers)
                             sophisticated end-users         SystemSoft Corp.
            Advisory         Assessment of the client's      Scientific Atlanta, Inc.
                             existing development efforts    IBM (AS/400 Notes Port)
                             or a short-term engagement to
                             develop a detailed proposal
                             for a larger project
            Object-Oriented  Phased development of custom    Canon Computer Systems Incorporated
            Application      enterprise business systems     Embarcadero Systems Corporation
            Development      including requirements,         AT&T Wireless Services, Inc.
                             analysis, design,
                             implementation, testing, and
                             deployment
 Business   Distributed      Architecture, development,      General Reinsurance Corporation
End-Users   Computing        integration and testing of      J.P. Morgan Securities Inc.
            Development      middleware for enterprise
                             systems
            Enterprise       Assessment of the client's      Ameritech Communications, Inc.
            Consulting       business systems projects       Canon Computer Systems Incorporated
                             including skills,
                             organization, development
                             processes, schedule and
                             resources

------------------------

(1) Represents certain clients for whom work has been performed during 1996 or 1997.

  TECHNOLOGY VENDOR SERVICES

    The Company's Software Technology Unit enters into joint projects with the research and development departments of key technology vendors, many of whom are defining the direction of the IT market. These technology vendor clients include systems developers (such as IBM and Scientific Atlanta, Inc. ("Scientific Atlanta")), software companies (such as Tivoli, Lotus and SystemSoft Corp. ("SystemSoft")), and peripheral manufacturers (such as 3COM Corp. ("3COM")). PSW project personnel typically interface with the client's Vice President of Research and Development as well as other senior executives and product marketing personnel. These joint projects often foster close working relationships between the Company and these clients, frequently resulting in the formation of long-term relationships which the Company believes provide opportunities for repeat business. Further, the Company's joint projects with technology vendor clients often enable the Company to establish relationships with other technology vendors. For example, the Company has formed a relationship with Microsoft as a result of the Windows NT porting services that PSW provides to its technology vendor clients.

    The Company offers the following suite of services to its technology vendor clients:

        Testing Services

    The Company assists clients in test planning, test suite development and test execution. System verification testing involves the design of tests to ensure that products adhere to the specifications and standards demanded by the client. Compatibility testing verifies that specific programs and devices work with new operating system software. Standards compliance testing involves the development of test suites to verify binary or source code compatibility with published standards. Current engagements include the Company's system and compatibility testing of Windows NT and Windows 95 software on IBM computers for a division of IBM and testing of high end graphics software for the IBM AIX operating system for another division of IBM.

        Porting Services

    The Company assists clients in the porting of their software products to other computing platforms. PSW has extensive operating system experience with Solaris, AIX, Windows NT, Windows 95, HP/UX and NEXTSTEP, as well as with the compilers and development tools required to port software. The Company performs the porting, testing and documentation of the client product to the specified operating environments. The Company utilizes its GENOVA porting methodology to efficiently assess the portability of software to Windows NT and other operating environments, to determine the best approach for completing ports in a timely manner and for improving future software portability.

    The Company is in the process of formalizing its GENOVA porting methodology to enhance its visibility in future marketing efforts. This process consists of fully documenting the methodology, developing appropriate sales materials and targeting specific porting markets such as ports from Unix to Windows NT. For example, PSW is porting Tivoli's system management software to more than 10 operating environments, including those developed by Silicon Graphics Inc., Sun Microsystems, Inc., Sequent Computer Systems, Inc., Novell, Inc. and Data General Corporation. Additionally, the Company has performed AIX ports for Lotus and is currently responsible for ports to a second operating environment.

        Development Services

    The Company assists clients in the development of products, the addition of new capabilities to existing products and the development of specialized software for clients' customers. PSW's experience in computer architecture, system performance, operating systems, device drivers and middleware as well as its software development methodology position the Company to enable its clients to deliver critical software to the marketplace in a timely fashion. As an example of a recent development services engagement, SystemSoft chose PSW for its Windows NT expertise to develop new PC Card software to allow PC Card devices to "plug and play" and be "hot-swapped" in the Windows NT environment. Rapid time to market was critical to SystemSoft due to the surge in interest in Windows NT as a desktop operating environment and the need for SystemSoft to provide its software in advance of similar software expected to be provided within the operating system.

        Support Services

    The Company provides customized technical support for complex systems to software developers or users. Support is provided on-site, on-line and by telephone. The Company's services include help desk, defect correction and critical situation support. In its current engagement with Northern Telecom, Inc., the Company provides support for Northern Telecom HP/UX users worldwide.

        Advisory Services

    The Company provides advisory services to assess development, porting, testing, or support projects from a technical, process and project management viewpoint. The Company utilizes its GENOVA methodology and prior experience to identify areas of improvement and make recommendations. In addition, assessment services are often used to allow for the necessary research and evaluation to develop a more extensive proposal for a client. As an example, Scientific Atlanta retained the Company to assist in the set-up of build, test, and source code control procedures. Subsequently, Scientific Atlanta retained the Company to help organize and plan the overall software activities for one of their operating divisions.

  BUSINESS END-USER SERVICES

    The Company's Business Systems Unit focuses on delivering enterprise solutions for the Company's business end-user clients. These systems, typically developed by the Company in partnership with the client, are long-term strategic IT solutions which support multiple functions within the enterprise and which provide increased flexibility to respond to the client's changing business needs. The Company offers services ranging from business end-user consulting to full system deployments, including documentation, training, help desk support and on-going system maintenance. The Company provides enterprise solutions in a wide variety of computing environments utilizing leading technologies, including client/server architectures, object-oriented programming languages and tools, distributed database management systems and the latest networking and communications technologies.

    The Company offers the following suite of services to its business end-user clients:

        Object-Oriented Application Development Services

    PSW provides services to design, construct and deploy custom enterprise business systems. The GENOVA BUSINESS SYSTEMS DEVELOPMENT METHODOLOGY is used to define business objectives, gather requirements and perform analysis, and then design, implement, test and deploy the system. The project team for a typical engagement consists of PSW personnel and client personnel, with PSW providing project management and overall technical leadership. Engagement durations typically last several years and involve deployment of multiple versions of the business system.

    A current example of object-oriented application development services is the Company's engagement by Embarcadero Systems Corporation ("ESC"), a firm specializing in the management of shipping container terminals. ESC deemed the automation of its terminal operations to be a key strategic initiative to compete in the future. PSW competed with several other software services firms for the project to develop the entire system, and was chosen on the basis of its technical expertise, strong relationship with NeXT and GENOVA, which was reviewed in depth by key executives at ESC. The Company has completed the project's requirements and design phases and is currently in the implementation and test phase. PSW's project team includes the project manager, the lead software architect and object-oriented analyst. This team works on-site in conjunction with ESC personnel who include test personnel, the user liaison and a software architect. The project is being implemented in three stages, with ESC assuming greater responsibility with each stage. To accelerate the development of the project, ESC licensed the GENOVA SYSTEM

OBJECT LIBRARIES, which provided the basic system framework for the development of enterprise applications.

        Distributed Computing Services

    The Company offers distributed computing services, which typically focus on the middleware architecture required to support a large enterprise system. Object-oriented application development projects typically include this as part of the engagement to build a complete business system. However, some clients seek the Company's expertise to advise on or help construct and integrate the underlying architecture, middleware and tools upon which applications will be developed. The GENOVA methodology is also used for these engagements.

    The Company's Orion project with General Reinsurance Corporation ("GenRe") is a current example of the Company's distributed computing services. This project provides a high productivity, object-oriented set of developer services to allow the rapid development of business applications within a cohesive enterprise system architecture. Services include user interface, security, data access, exception handling and communications. Technologies used include Microsoft Visual C++, Microsoft foundation classes, Persistence object storage for relational databases and Sybase database technology. The architecture supports a multi-tier implementation with Windows clients and HP/UX servers.

        Enterprise Consulting Services

    The Company offers enterprise consulting services to assist clients with the assessment, monitoring and management of projects. PSW utilizes its GENOVA ASSESSMENT METHODOLOGY, which involves a seven step process to define the focus of the assessment, conduct the required research, analyze the findings and provide specific actions and recommendations to the client. The GENOVA BUSINESS SYSTEMS DEVELOPMENT METHODOLOGY is also used as a benchmark to determine missing components or deliverables in the client's project or process. The deliverable in an enterprise consulting engagement consists of a report identifying a project's strengths and weaknesses, assessing schedule and resource plans and recommending specific actions. A summary report is typically presented to the client management sponsoring the assessment.

    Current engagements of enterprise consulting services include the Company's engagement with Ameritech Communications, Inc. ("Ameritech"). The Company performed at least one assessment per month during 1996 of various Ameritech projects, including evaluation of the project management for a mainframe project, and the architectural evaluation of several client/server projects.

  THE GENOVA INITIATIVE

    GENOVA is a formal PSW initiative to increase the value of its services by achieving improvements in the cost, quality and speed of client projects. GENOVA is also a sales and marketing initiative whereby the benefits of GENOVA are communicated to clients and PSW sales personnel through sales training, marketing materials, public relations and other programs (such as trade events). GENOVA currently consists of methodologies, courseware and object library assets, all of which can be licensed by PSW clients.

    Methodologies are fully documented and provide the philosophy, phases, deliverables, procedures and description of tasks to complete a specific type of project. In addition, the methodology documentation includes a description of the team structure, roles and responsibilities of both PSW and client personnel. Finally, the methodology includes templates, samples, tools, tips and techniques for completing the defined deliverables. GENOVA methodologies are documented in HTML so they can be accessed on-line over an intranet.

    Courseware consists of the curriculum, charts, exercises, examples and required systems for various courses targeted to different audiences. For example, the GENOVA BUSINESS SYSTEMS DEVELOPMENT ACADEMY courseware can be adapted to project managers, architects, developers, testers or technical writers. Courses can be customized to last from one day to six weeks. Both the methodology and courseware are largely independent of any specific development technology.

    The GENOVA object libraries consist of production level software which has been developed in client projects using the GENOVA methodology. Applicable portions of these libraries can be licensed by the client to eliminate portions of the design, implementation and testing work associated with a project. Licensing is on a source code basis. The current libraries are designed for OPENSTEP and are therefore applicable to the Windows NT, Solaris and NEXTSTEP environments.

                        SUMMARY OF THE GENOVA INITIATIVE

---------------------------------------------------------------------------------------
  TYPE OF ASSET                NAME                            DESCRIPTION
Methodology         GENOVA ON-LINE               The Web based reference documentation
                                                 of GENOVA methodologies accessible on
                                                 PSW's intranet
Methodology         GENOVA BUSINESS SYSTEMS      The methodology for the requirements
                    DEVELOPMENT METHODOLOGY      gathering, analysis, design,
                                                 implementation, testing and deployment
                                                 of custom business systems using an
                                                 object-oriented approach
Methodology         GENOVA ASSESSMENT            The seven step methodology to perform
                    METHODOLOGY                  an assessment of a software project
Methodology         GENOVA PORTING METHODOLOGY   The methodology to assess the
                    (formalization scheduled     portability of a technology to a new
                    for mid-1997)                operating environment, perform the port
                                                 and improve the portability of the
                                                 technology for future ports
Courseware/Training GENOVA BUSINESS SYSTEMS      The courseware associated with the
                    DEVELOPMENT ACADEMY          GENOVA BUSINESS SYSTEMS DEVELOPMENT
                                                 METHODOLOGY used to train project
                                                 managers, architects, developers,
                                                 testers and technical writers
Courseware/Training GENOVA NT CERTIFICATION      PSW developed courseware to prepare
                    ACADEMY                      technical professionals to pass the
                                                 Microsoft Windows NT Certification
                                                 exams
Object Libraries    GENOVA SYSTEM OBJECT         Libraries which allow project teams to
                    LIBRARIES                    focus on developing business
                                                 functionality rather than system
                                                 capabilities
Object Libraries    GENOVA BUSINESS OBJECT       Production level business objects and
                    LIBRARIES                    more than 25 business applications
                                                 ranging from order entry to warehouse
                                                 management to billing

  PROJECT MANAGEMENT

    Software development, testing, delivery and deployment is a complex process. Consequently, PSW employs a number of methods to lower the risk of project overruns or client dissatisfaction.

    The Company believes that successful software projects require a well designed approach, development process and underlying procedures to organize the project team to efficiently accomplish numerous interrelated tasks. PSW's GENOVA methodologies achieve this by defining the specific deliverables required at each phase of the development process, the tasks required to develop them, examples and templates. In addition, because the methodologies provide a common structure between projects, PSW team members can tap the experience, ideas, measurements and estimates of other teams who have worked on similar engagements. Technical staff members can get the latest information about technologies being used on the project from PSW professionals who are working on projects with the technology vendors who develop and support that technology.

    GENOVA methodologies have several common elements that help align client expectations with the project objectives. All the methodologies consist of a thorough definition phase where client objectives and user or marketplace requirements are defined. The definition phase of a project emphasizes specifications which can be positively verified during the testing phase. GENOVA methodologies also emphasize proper up front design prior to implementation to minimize the risk of design flaws. The implementation phase of each methodology includes a complete testing plan, one of the frequently underestimated parts of a project.

    When a fixed price arrangement is to be used for a large project, PSW prices the project by phase. For example, a fixed price will be quoted for the requirements phase only. Once the requirements phase has been completed and the requirements are well defined, PSW will quote a fixed price for the design phase. Once the design phase has been completed, the price for the implementation phase will be quoted. For large business end-user projects, PSW's experience to date has been that the dynamic, enterprise nature of the project has resulted in both parties preferring a time and materials arrangement by the time a project reaches the implementation phase. The phased approach is used even in time and materials arrangements to provide the client with cost/benefit checkpoints. The GENOVA assessment process is beginning to be used to internally assess large projects at key project checkpoints.

    On major projects, a PSW executive serves as a contact to key client executives. Typically the PSW executive will conduct periodic reviews with the client to get feedback on projects' progress. In addition, the client is encouraged to call the PSW executive for any problem which transcends or directly involves the PSW project manager. PSW's senior management team reviews project reports on a monthly basis to identify and take action on projects which are experiencing delays or cost overruns.

PSW CASE STUDIES

    PSW's business strategy is to identify key future technologies, gain technical expertise through projects with technology vendors who are defining the use of such technologies, apply that technical expertise to new projects and capture the knowledge gained in these engagements through methodologies or other initiatives. Following are examples of the Company's business strategy as applied to various client engagements.

  OBJECT-ORIENTED TECHNOLOGY

    In 1992, PSW management identified the object-oriented approach to software development as a critical technical capability. The Company targeted NeXT as the company it felt had the best object-oriented development tools on the market (NEXTSTEP). PSW gained experience with NeXT by developing an X windows product for the NEXTSTEP environment, developing NEXTSTEP device drivers for NeXT and others, utilizing NeXT internally within the Company and becoming a NeXT authorized training provider.

    In 1993, PSW began to work with NeXT's field personnel to perform projects with PSW's business end-users. Most of these early projects were prototyping and proof of concept projects. At the end of 1993, PSW management assembled the initial framework for the GENOVA BUSINESS SYSTEMS DEVELOPMENT METHODOLOGY which was specifically intended to incorporate the object-oriented approach to developing business systems. In early 1994, NeXT referred Canon Computer Systems Incorporated ("Canon Computer Systems") to PSW. Canon Computer Systems selected PSW over a larger firm due in part to PSW's knowledge of object-oriented programming and its methodology framework.

    Canon Computer Systems' Object 21 project is a major initiative undertaken by PSW to automate Canon Computer Systems' core business functions, eliminate Canon Computer Systems' dependence on mainframe technology, and significantly improve the efficiency of the business and the accuracy and timeliness of the information required to manage the business. The project with Canon Computer Systems as well as other projects resulted in further definition and refinement of GENOVA. In 1996, PSW licensed the Object 21 technology from Canon Computer Systems. This technology forms the basis for the GENOVA SYSTEM OBJECT LIBRARIES and GENOVA BUSINESS OBJECT LIBRARIES.

  TRANSACTION MANAGEMENT & DISTRIBUTED COMPUTING

    In 1993, PSW management identified distributed computing as a long-term technology that would be critical to the development of enterprise business systems. The Company focused primarily on the leading technologies at the time that were being developed to solve the complex problems involved in distributed systems, including OSF Distributed Computing Environment ("DCE") and the Encina transaction management software developed by Transarc. PSW worked closely with Transarc as a client, helping adapt Encina to several different development environments. Most notably, Transarc and Powersoft Corporation engaged PSW to develop EncinaBuilder in 1994, a complete product which allowed PowerBuilder developers to utilize the capabilities of Encina for Windows.

    In 1994, PSW also began to work closely with Transarc's field organization to provide the software services required to design systems where Encina and DCE might be required. These efforts developed into the distributed computing services practice of the Business Systems Unit. PSW has actively worked with Transarc at clients such as GenRe and J.P. Morgan Securities Inc. In addition, PSW has actively participated as a Gold Sponsor at Transarc's annual Decorum conference which has long served as an industry forum for executives and senior technical professionals involved in distributed computing technologies.

  OPERATING SYSTEMS

    PSW has significant expertise in the Unix marketplace, having developed device drivers, standards test suites and other system software associated with Unix operating systems since 1990. In 1994, PSW sought to expand this expertise to Microsoft's Windows NT initiative which embodies most of the advanced operating system concepts that are in Unix systems. As a result of these efforts, IBM asked PSW to provide test and support personnel in Kirkland, Washington to help in the effort to port Windows NT to IBM PowerPC computers. Over time, PSW's role expanded to manage the entire testing mission at IBM Kirkland and has also expanded to include Windows 95 testing, IBM Intel based computers and some porting activities for Windows NT Tools.

    PSW opened its Bellevue, Washington facility in close proximity to IBM's Kirkland facility and to Microsoft, to focus primarily on Windows NT work for other clients. This focus resulted in PSW being selected by Microsoft to develop and conduct the entire series of presentations, or "track," on Unix to Windows NT porting for the Fall 1996 Microsoft Developers Conference. The Company has also been engaged by several new Windows NT clients including SystemSoft and Tandem Computers Incorporated ("TCI"). In late 1995, PSW began developing courses to prepare technical professionals to pass Microsoft Windows NT certification tests. This effort has evolved into the GENOVA WINDOWS NT ACADEMY.

    In addition, the Business Systems Unit has utilized PSW's Windows NT expertise to help several clients migrate to or develop systems for the Windows NT environment. As Windows NT continues to evolve it is becoming increasingly applicable to engagements in the distributed computing arena due to various Microsoft initiatives such as DCOM, Viper, and Wolfpack. PSW expects to use its knowledge of these technologies to serve clients seeking Windows NT distributed computing services.

  INTERNET TECHNOLOGY

    PSW has established and is leveraging relationships with technology vendors at the forefront of Internet technology. PSW's work for Lotus involved porting the Notes Domino technology which has been rapidly adopted to exploit and leverage the Internet. In addition, PSW has utilized NeXT's Web Objects product to build dynamic Web pages for clients. Within PSW's GENOVA OBJECT LIBRARY teams and GENOVA BUSINESS SYSTEMS DEVELOPMENT ACADEMY class, Java is being introduced and utilized.

    PSW business end-user projects with Canon Computer Systems, ESC, U.S. Bancorp, Compaq and Associates Bancorp, Inc. will all utilize Internet technology as part of the overall system design. For example, with Compaq, PSW is putting Compaq technical support information, previously available only on compact disc, on the Web so it can be updated more frequently and made more accessible.

  SYSTEM MANAGEMENT

    More recently, PSW has targeted system management as critical to the successful deployment of enterprise systems. As a result of the Company's Unix expertise and project management capabilities, Tivoli engaged PSW to port Tivoli's software to a wide variety of Unix computing platforms on an ongoing basis. PSW intends to work closely with Tivoli to offer PSW services to Tivoli customers who require consulting, architecture, and design of system management solutions for enterprise systems.

MARKETING AND SALES

  MARKETING

    Strategic market planning is performed by the executive staff of the Company, which actively seeks guidance from a number of sources to make strategic decisions. These sources include PSW clients, senior technical staff members, sales personnel and numerous executive contacts throughout the industry. The executive staff meets off-site quarterly to discuss strategic issues and actions. Action items are identified and tracked between meetings. Senior technical staff members meet twice a year at the PSW Technology Forum to share their views and produce a set of strategic actions for themselves and for the executive staff to pursue business opportunities resulting from changes in the technology landscape.

    Corporate marketing controls and promotes key corporate messages, consistent marketing programs and materials and ongoing public relations. This is accomplished by working in coordination with business unit initiatives and through a program of regular communication of newsworthy items to key press and industry analysts. Public relations is the primary vehicle used to promote corporate image through the use of client case studies and placement of technical articles by senior technical staff.

    Service marketing is performed within the sales and marketing function and primarily supports the sales process by producing qualified leads. The Company focuses on implementing a "value chain" that seeks to align the communication and delivery of the highest value services possible to the client. This includes marketing, sales, project management, methodologies, recruiting, training and any other initiatives required to deliver consistent, high quality service. The marketing emphasis is on communicating the value of the service to the client and demonstrating PSW's capabilities to deliver the service effectively.

    The Company's marketing programs emphasize relationships with technology vendors to shorten the sales cycle and increase the productivity of PSW's sales resources. Technology vendor leads are generated by pursuing Windows NT porting opportunities and by targeting specific technology vendors who support Unix but do not yet have Windows NT products, by working closely with Microsoft and by communicating PSW's porting and Windows NT expertise. Business end-user leads are generated through these forums, as well as relationships with technology vendor and other partnership arrangements. For example, Canon Computer Systems and ESC were referred to PSW by NeXT, and GenRe was referred to PSW by Transarc. PSW works closely with these companies during the sales process to present a unified proposal to the client. At the same time, PSW does not resell hardware or software products of these or any other technology vendor, maintaining its independence to recommend the appropriate solution to each of its clients.

    The Company believes there is a significant need to architect, design, implement, and integrate system management solutions for business end-user clients. Accordingly, the Company expects to leverage its expertise with the Tivoli Management Environment software and its existing relationship with Tivoli to implement field programs designed to significantly increase the productivity of the PSW sales force in identifying and closing Tivoli-related business.

    A significant part of the Company's marketing strategy is to continue to formalize and improve its GENOVA methodologies and to make GENOVA a more integral part of its marketing programs. For example, the Software Technology Unit is developing sales materials to be used with the first formal version of the GENOVA porting methodology in conjunction with its porting services marketing efforts. In addition, GENOVA will continue to be central to the marketing programs to business end-user clients.

  SALES

    PSW's sales force consists of Business Development Managers. Business Development Managers identify appropriate business opportunities and client needs. Senior Managers provide high level technical consulting early in the client relationship to thoroughly explore the client's needs and to propose solutions. These solutions often result in PSW projects involving project managers and technical professionals, in which case the Senior Manager will help set up and oversee the project and serve as the primary account manager.

    Business Development Managers are paid a commission based on the gross margin of business they obtain. This payment structure is designed to motivate Business Development Managers to identify and obtain high value business. Senior Managers are salaried and receive an incentive bonus based on two factors: the amount of revenue they book based on proposals they have written; and the amount of personal billings achieved. The sales and marketing organization utilizes a formal proposal process to identify engagements in which the Company's technical skills and project management capabilities are well suited to meet the needs of prospective clients. The proposal process also involves reviews with the client, which are designed to ensure that the engagement is based upon a jointly developed proposal. In some cases, the client pays for an assessment to analyze the project and make a detailed proposal. Time schedules and cost estimates are prepared by the Senior Manager and project manager responsible for execution of the project. A pricing model is used to determine whether the engagement will meet or exceed the business unit's margin targets for new business. Pricing for fixed price projects or projects involving a commission must be approved by the Senior Vice President in charge of the business unit.

    PSW serves clients throughout the United States. The Company seeks to establish sites in those areas that have a high concentration of technology vendors. Current sites include Austin, Boston, and Seattle. Each site has a site manager and sales resources to grow the Company's business and base of clients. In addition, the Company has established sales offices in Jersey City, New Jersey and Chicago, Illinois in order to focus on business end-user opportunities. Once an engagement is started, key personnel travel or relocate to the project site and new personnel are added by both local and national recruiting efforts.

    The Company has recently reorganized its sales and marketing functions by combining the separate sales forces of its Software Technology and Business Systems Units into a single sales organization. This change was effected in order to enable to Company to better leverage its technology vendor partnerships in identifying and establishing business end-user clients, to enhance its cross-selling opportunities (such as porting and testing services to business end-user clients) and to increase its overall sales and marketing productivity.

EMPLOYEES

    PSW's workforce has grown significantly over the past two years, increasing from 167 full-time employees at December 31, 1994 to 400 full-time employees at March 31, 1997. PSW believes that attracting and retaining superior and innovative technical professionals, project managers and executive management is a critical element in its ability to deliver high quality services to its clients. Accordingly, PSW focuses on identifying and recruiting highly qualified technical professionals at all levels within the Company. In order to retain these professionals, the Company maintains a culture and implements numerous programs that emphasize the importance of its employees, including training, career development and incentive programs.

    None of the Company's employees is covered by a collective bargaining agreement. Substantially all of the Company's employees have executed an invention assignment and confidentiality agreement. In addition, the Company requires that all new employees execute such agreements as a condition of employment by the Company. Management considers its relations with its employees to be good.

  SELECTION AND RECRUITING

    Prior to October 1995, the Company relied significantly upon the recruiting services of Pencom for its technical staff hires. Since that time, the Company has decreased its reliance on Pencom by building its internal recruiting infrastructure for technical staff hires, with Pencom accounting for less than 15% and 10% of the Company's hires in 1996 and the first quarter of 1997, respectively. Currently, the Company is a party to recruiting agency agreements with Pencom and several other outside recruiting firms.

    Because recruiting is critical to achieving the differing business objectives of PSW's two business units, each unit is responsible for its own recruiting needs. Within its Software Technology Unit, the Company utilizes recruiting administrators to assist site managers and project managers in the recruiting process. Within its Business Systems Unit, the Company utilizes dedicated recruiters to support management in identifying, staffing and building pipelines for the skill types required to meet the Company's sales efforts. Each business unit implements a comprehensive interview and evaluation process, which typically includes a full day of technical interviews.

    In addition, PSW has established an employee referral program pursuant to which existing employees receive a cash incentive for each person they refer who becomes a PSW employee. This referral program has provided the Company with a cost-effective means of identifying and recruiting high quality employees.

  TRAINING

    The Company has developed strong internal training programs for its technical employees, including its Windows NT certification program for technical professionals working with the Windows NT operating environment, and the GENOVA BUSINESS SYSTEMS DEVELOPMENT ACADEMY coursework, which trains employees in object-oriented business systems development using the GENOVA methodology. In addition, the Company offers several management training programs to its senior employees, including Communications & Leadership, Overview of Management, Interviewing Effectively and Legally, Performance Reviews, and Progressive Discipline and Termination. Finally, PSW conducts semi-annual Technology Forums and Business Forums to increase communications and sharing among both business units and across all locations and disciplines within the Company.

  CAREER DEVELOPMENT

    The Company has developed a separate Plans and Controls department within each business unit which is designed, among other things, to ensure that project assignments are consistent with each employee's career aspirations and that each employee receives meaningful quarterly and annual performance reviews. In addition, the Company's "technical career ladder" enables highly qualified technical professionals to reach the level of ARCHITECT, a position which entails substantial professional authority.

Finally, the Company typically offers redeployment and/or relocation to employees upon business changes, such as the expiration of an engagement.

  INCENTIVES

    The Company implements a number of compensation and other incentive programs designed to promote employee retention. Technical professionals are compensated in accordance with the Company's merit pay program, which is based on competitive salary ranges and is designed to reward employees based on their individual job level and their performance in that job level. In addition, the Company implements a "battle pay" program to compensate employees for extended on-site work away from home. The Company also issues Common Stock options to all PSW employees, with senior management and technical personnel receiving options at levels intended to build a significant and long-term commitment to the Company. Finally, the Company provides a competitive and comprehensive benefits program which includes health care, escalating vacation time and life insurance.

COMPETITION

    The markets for the Company's services are highly competitive. The Company believes that it currently competes principally with the internal information systems and development groups of its prospective clients, as well as with consulting and software integration firms and other hardware and application software vendors. In addition, there are a number of systems integrators who serve similar markets or provide similar services with whom the Company competes or may compete in the future. Many of these companies have significantly greater financial, technical and marketing resources than the Company, generate greater revenues and have greater name recognition than the Company. There are relatively low barriers to entry into the Company's markets and the Company has faced and expects to continue to face additional competition from new entrants into its markets.

    The Company believes that the principal competitive factors in its markets include reputation, project management expertise, industry expertise, speed of development and implementation, technical expertise and ability to deliver on a fixed-price as well as a time and materials basis. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability of its clients or competitors to hire, retain and motivate project managers and other senior technical staff; the ownership by competitors of software used by potential clients; the development by others of products and services that are competitive with the Company's services; the price at which others offer comparable services; the ability of its clients to perform the services themselves; and the extent of its competitors' responsiveness to client needs. There can be no assurance that the Company will be able to compete effectively on pricing or other requirements with current and future competitors or that competitive pressures faced by the Company will not cause the Company's revenue or income to decline or otherwise materially adversely affect its business, financial condition and results of operations. The Company has entered into employment agreements with each of its executive officers. These agreements contain provisions which, among others, prohibit the employee from disclosing or otherwise using certain confidential information, assign to the Company inventions or ideas conceived by the employee during his employment, prohibit solicitation by the employee of clients and other employees of the Company and prohibit the employee from accepting any opportunity (whether by contract or full-time employment) with the Company's clients. Furthermore, the Company's employment agreement with Dr. W. Frank King, the Company's President and Chief Executive Officer, contains provisions, which for a period of two years, restrict Dr. King's ability to provide services to, or solicit the business of, the Company's clients and prospective clients. There can be no assurance that any of the foregoing measures will provide the Company with adequate protection. See "Risk Factors -- Competition."

INTELLECTUAL PROPERTY RIGHTS

    The Company's future success is dependent in part upon the maintenance and protection of its intellectual property rights and, to a lesser extent, upon its ability to license technology from its clients. The Company relies on a combination of copyrights, trade secrets and trademarks to protect its intellectual property. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate, that competitors will not be able to develop similar or functionally equivalent methodologies or products or that the Company will be able to license technology from its clients in the future. Furthermore, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries, and no assurance can be given that foreign copyright and trade secret laws will adequately protect the Company's intellectual property rights. Litigation may be necessary to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the intellectual property rights of others, including the Company's clients, or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. No assurance can be given that infringement or invalidity claims (or claims for indemnification resulting from infringement claims against third parties, such as clients) will not be asserted against the Company or that any such assertions would not have a material adverse effect on the Company's business, financial condition or results of operations. If infringement or invalidity claims are asserted against the Company or any of its licensees, litigation may be necessary to defend the Company or such licensees against such claims, and in certain circumstances the Company may choose to seek to obtain a license under the third party's intellectual property rights. There can be no assurance that such licenses will be available on terms acceptable to the Company, if at all. See "Risk Factors -- Intellectual Property Rights."

FACILITIES

    The Company's executive offices and primary facility are located in Austin, Texas, in a leased facility of approximately 36,300 square feet. The lease for the Austin facility includes an additional 10,000 square feet of space in an adjoining building which is expected to become available in the first half of 1998. This lease expires on December 31, 2003 with respect to both premises and is renewable at the option of the Company for an additional five-year term. The Company also has a right of first refusal on additional space in such facilities exercisable during the primary term of the lease. The Austin facility is located in the high tech center of Austin near other leading technology firms, and includes sophisticated laboratory, network and server facilities to support PSW's operations and project work on a variety of computing platforms.

    PSW has approximately 6,700 square feet of additional office space in Bellevue, Washington, strategically located near Microsoft and the IBM Kirkland Programming Center. This facility primarily provides office and laboratory space for the Company's Windows NT porting center, and also supports sales. PSW also has space in Jersey City, New Jersey and Chicago, Illinois.

    PSW employees are also located at client sites throughout the United States, including Chicago, Raleigh, Atlanta, Costa Mesa, Dallas, Boston and Stamford. Additional office expansion is anticipated in 1997. The Company believes that its existing facilities are adequate to meet its current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms, if and as needed.

LEGAL PROCEEDINGS

    The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER SIGNIFICANT EMPLOYEES

    The executive officers, directors and certain other significant employees of the Company and their ages as of March 31, 1997 are as follows:

                     NAME                            AGE                               POSITION
-----------------------------------------------      ---      -----------------------------------------------------------

Dr. W. Frank King(1)...........................          57   President, Chief Executive Officer and Director

Patrick D. Motola..............................          42   Senior Vice President of Operations, Chief Financial
                                                                Officer and Secretary

William C. Cason...............................          48   Senior Vice President, Business Systems Services

Brian E. Baisley...............................          54   Senior Vice President, Software Technology Services

Dennis P. Thompson.............................          42   Vice President, Sales and Marketing

Keith D. Thatcher..............................          39   Vice President of Finance and Treasurer

Julie M. Kirk..................................          46   Vice President, Human Resources

Michael G. McCown..............................          35   Vice President, Business Systems Marketing

Wade E. Saadi(1)(2)............................          47   Chairman of the Board of Directors

Edward C. Ateyeh, Jr.(2).......................          44   Director

Thomas A. Herring(3)...........................          46   Director

Kevin B. Kurtzman(3)...........................          49   Director

Michael J. Maples(2)...........................          53   Director

Jonathan D. Wallace, Esq.(3)...................          42   General Counsel and Director

------------------------

(1) Member of the Pricing Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

    Dr. King has served as President, Chief Executive Officer and a Director of PSW since October 1, 1996. From 1992 to October 1, 1996, Dr. King served as President of the Company. From 1988 to 1992, Dr. King was Senior Vice President of the Software Business group of Lotus, a software publishing company. Prior to joining Lotus, Dr. King was with IBM, a technology company, for 19 years, where his last position was Vice President of Development for the Personal Computing Division. Dr. King earned a doctorate in electrical engineering from Princeton University, a master's degree in electrical engineering from Stanford University, and a bachelor's degree in electrical engineering from the University of Florida. He serves on the boards of directors of State of the Art, Inc., Excalibur Technologies Corporation, SystemSoft, Auspex Systems Inc. and Natural Microsystems, Inc.

    Mr. Motola has served as the Senior Vice President of Operations, Chief Financial Officer and Secretary of PSW since October 1, 1996. From May 1993 to October 1, 1996, Mr. Motola served as Vice President and General Manager of the Company. From January 1992 to May 1993, Mr. Motola served as Vice President of Marketing at Software Publishing Corp., a PC software company. Prior thereto, Mr. Motola was Vice President of Business Development at Metaphor Computer Systems, a software and systems company, from April 1989 to December 1991. Mr. Motola also held various positions at IBM from 1976 to 1989 within the Personal Systems and Workstation Divisions, including System Manager of OS/2 Extended Edition and AIX Development Manager in the original RISC/UNIX system project. Mr. Motola earned a master's degree in management science from Stanford University, a master's degree in computer science from the University of Texas at Austin, and a bachelor's degree in electrical engineering and computer science from the University of California at Berkeley.

    Mr. Cason has served as the Senior Vice President, Business Systems Services of PSW since October 1, 1994. From October 1994 to October 1996, Mr. Cason was a Vice President, and from September 1993 to October 1994, he was Director of Transaction Systems, of the Company. From May 1986 to September 1993, he served at Soft Switch Inc., an electronic mail software product company, with roles including Vice President of UNIX Development, Vice President of Business Development and Vice President of Operations. Prior thereto, Mr. Cason was at IBM's Development Lab in Austin, Texas for nine years. Mr. Cason earned a bachelor's degree in electrical engineering from the University of Texas at Austin and has completed post-graduate coursework toward a master's degree in electrical engineering.

    Mr. Baisley has served as the Senior Vice President, Software Technology Services of PSW since October 1, 1996. From October 1994 to October 1996, Mr. Baisley was a Vice President, and from October 1993 to October 1994, he was Director of Technical Support Services, of the Company. From 1963 to September 1993, Mr. Baisley held a variety of positions with IBM, including Senior Manager of the IBM National Technical Support Center in Dallas, Texas. While at IBM, Mr. Baisley was also involved in providing consulting services to software companies that were migrating products to IBM systems.

    Mr. Thompson has served as Vice President, Sales and Marketing of PSW since May 1997. From October 1996 to May 1997, he was Vice President, Software Technology Sales and Marketing. From September 1994 to October 1996, he was a Business Development Manager for the Company. From 1988 to 1994, Mr. Thompson was the Director of Field Sales at Revelation Technologies, Inc., a software development company which publishes application development tools. Prior thereto, Mr. Thompson served as a consultant to the petroleum industry in the use of personal computers for the exploration and production of oil and gas. Mr. Thompson earned a bachelor's degree in communications from Bethany College.

    Mr. Thatcher has served as the Vice President of Finance and Treasurer of PSW since October 1, 1996. From October 1994 to June 1996, Mr. Thatcher was Chief Financial Officer, Secretary and Treasurer of Tanisys Technology, Inc., a technology start-up company involved in developing commercial applications for capacitive touch technology. Prior thereto, Mr. Thatcher served as Vice President and Treasurer for Kinetic Concepts, Inc., a medical services and products company, from 1987 to 1994. From 1985 to 1987, Mr. Thatcher was employed by Peat Marwick Main & Co. as an audit manager. Mr. Thatcher earned a bachelor's degree in accountancy from Northern Arizona University.

    Ms. Kirk has served as Vice President, Human Resources and Administration of PSW since December 1996. From December 1995 to December 1996, Ms. Kirk was the Director of Human Resources and Administration, and from May 1992 to December 1995, she was the Manager of Human Resources, of the Company. Prior to joining the Company, Ms. Kirk was with Union Pacific Corporation for 17 years and held various human resource positions in the Personnel and Purchasing and Materials Departments.

    Mr. McCown has served as Vice President, Business Systems Marketing of PSW since January 1997. From May 1996 to January 1997, Mr. McCown served as Senior Manager of the Company and was responsible for the Business Systems element of Genova. From July 1995 to April 1996, Mr. McCown was President of Objective Insight, Inc., a software consulting company. Prior thereto, Mr. McCown held various positions with GTE Government Systems Corporation, a telecommunications company, and the United States Department of Defense. Mr. McCown earned a bachelor's degree in electrical engineering and computer science from the University of California at Berkeley.

    Mr. Saadi has served on the Board of Directors of PSW since October 1, 1996. He is the founder of Pencom, and has served as its President and Chief Executive Officer since its inception in 1973. Under Mr. Saadi's direction, Pencom grew from a two-person enterprise to a company with over 800 employees, including PSW. In 1996, Mr. Saadi won the Technology Entrepreneur of the Year Award-Registered Trademark- in New York City. Mr. Saadi is a governor of the board of the Collectors Club and a regional vice president of the United States Philatelic Classics Society. Mr. Saadi attended the Polytechnic Institute of Brooklyn where he majored in chemical engineering.

    Mr. Ateyeh has served on the Board of Directors of PSW since October 1, 1996. He is presently the Executive Vice President of Pencom, where he has been employed since 1977. Mr. Ateyeh served as President of Pencom's software division from 1989 to 1992. He also founded Pencom's System Administration division in 1994 and serves as its President. Mr. Ateyeh earned a bachelor of science degree from the University of Notre Dame. Mr. Ateyeh received the UniForum Pioneers of UNIX Award and chaired the UNIX EXPO Advisory Board and Conference Committee from 1984 to 1990. He is presently a member of the IT Conference Board, IEEE, Usenix and UniForum.

    Mr. Herring has served on the Board of Directors of PSW since January 1997. From May 1996 to the present, Mr. Herring has served as Chief Executive Officer of Numega Technologies, Inc., a developer of automatic error detection and advanced Windows debugging tools. From July 1995 to May 1996, Mr. Herring was Vice President of Corporate Marketing of Sybase, Inc., a software company. Prior thereto, he served as Vice President of Worldwide Marketing and Business Development for Powersoft Corporation, a developer of client/server development tools, from June 1990 to July 1995. Mr. Herring earned a bachelor's degree in marketing and a master's degree in statistics, economics and mathematics from Texas Technical University. Mr. Herring was selected as the 1995 Software Industry Sales and Marketing Executive of the Year by Upside Magazine. He serves on the Steering Committee on Information Management of the Graduate School of Business of the University of Texas at Austin, and on the board of directors of Wayfarer Communications, an Internet software company.

    Mr. Kurtzman has served on the Board of Directors of PSW since December 1996. Mr. Kurtzman has been with Margolin, Winer & Evens LLP, a certified public accounting firm, since 1972 and is a Partner and a member of its executive committee and an Audit and Business Advisory Partner. Mr. Kurtzman is a former officer and director of CPA Associates International. Mr. Kurtzman received a bachelor's degree in accounting from Queens College of the City University of New York.

    Mr. Maples has served on the Board of Directors of PSW since December 1996. Mr. Maples held several positions with Microsoft, a technology company, from April 1988 through July 1995, where his last position was Executive Vice President of Worldwide Products. Prior thereto, Mr. Maples held various positions with IBM over the course of 23 years, the last of which was Director of Software Strategy. Mr. Maples earned a master's degree from Oklahoma City University and a bachelor's degree in electrical engineering from the University of Oklahoma. Mr. Maples sits on the educational advisory boards of the Engineering Coalition of Schools for Excellence in Education and Leadership, the Engineering School at the University of Oklahoma and the College of Engineering at the University of Texas at Austin, and on the board of directors of Lexmark International Inc., a global printer manufacturer.

    Mr. Wallace has served as PSW's General Counsel and as a member of its Board of Directors since October 1, 1996. He has served as Pencom's Vice President of Operations and legal counsel from February 1990 to the present. Prior thereto, he was engaged in the private practice of law for 10 years, specializing in computer-related legal matters. Mr. Wallace earned a bachelor's degree from Columbia University and graduated from Harvard Law School.

BOARD OF DIRECTORS AND COMMITTEES

    At each annual stockholder meeting commencing with the 1998 annual meeting, the successors to the Directors whose terms expire are elected to serve from the time of their election and qualification until the next annual meeting of stockholders following their election and until a successor has been duly elected and qualified. There are no family relationships among any of the directors and executive officers of the Company.

    The Pricing Committee of the Board of Directors will approve the final terms and form of the Underwriting Agreement to be entered into in connection with this offering, and in connection with this offering, will determine the number of shares of Common Stock to be sold by the Company, the public offering price per share and the Underwriters' discount.

    The Compensation Committee of the Board of Directors determines the salaries and incentive compensation of the officers of the Company and provides recommendations for the salaries and incentive compensation of the other employees and the consultants of the Company. The Compensation Committee also administers various incentive compensation, stock and benefit plans.

    The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the Company's independent auditors and the accounting practices of the Company.

    The Board of Directors may from time to time establish certain other committees to facilitate the management of the Company.

DIRECTOR COMPENSATION

    The Nonemployee Board Members are paid $3,750 per calendar quarter, which may be in the form of Common Stock options or cash at the discretion of each eligible director. Nonemployee Board Members are members of the Board of Directors who are not employees of PSW or of Pencom.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation paid by PSW and Pencom for 1996 to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company who received compensation in excess of $100,000 in respect of services performed on behalf of the Company during 1996 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                                      LONG-TERM
                                                                                                    COMPENSATION
                                                                    ANNUAL COMPENSATION                AWARDS
                                                          ----------------------------------------  -------------
                                                                                    OTHER ANNUAL      OPTIONS/
NAME AND PRINCIPAL POSITION                               SALARY($)    BONUS($)   COMPENSATION($)      SARS(#)
--------------------------------------------------------  ----------  ----------  ----------------  -------------

Dr. W. Frank King                                            310,071     363,226         654,907        212,308
  Chief Executive Officer(1)............................

Patrick D. Motola                                            161,630      40,000         --             133,848
  Chief Financial Officer...............................

Brian E. Baisley                                             134,500      30,000         --              61,540
  Senior Vice President, Software Technology Services...

William C. Cason                                             134,500      30,000         --              61,540
  Senior Vice President, Business Systems Services......

William S. Wimberley, Jr.                                    134,322      33,600         --              21,539
  Vice President, Business Systems
  --Central Region (2)..................................

------------------------

(1) Dr. King's bonus consists of an amount paid to him pursuant to his employment agreement with Pencom dated October 19, 1992. Dr. King's other annual compensation consists of the forgiveness of a promissory note, including interest thereon, from Dr. King to Pencom. See Note 10 of Notes to Financial Statements.

(2) Mr. Wimberley's employment with the Company ended as of May 9, 1997.

STOCK OPTION INFORMATION

    The following table sets forth certain information regarding option grants made pursuant to the Company's 1996 Stock Option/Stock Issuance Plan during 1996 to each of the Named Executive Officers, including options granted in substitution for options issued by Pencom pursuant to the Pencom stock option plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                 INDIVIDUAL GRANTS
                               -----------------------------------------------------
                                              PERCENTAGE
                                NUMBER OF      OF TOTAL                                  POTENTIAL REALIZABLE VALUE AT
                                SECURITIES      OPTIONS                               ASSUMED ANNUAL RATES OF STOCK PRICE
                                UNDERLYING      GRANTED      EXERCISE                   APPRECIATION FOR OPTION TERM(2)
                                 OPTIONS     TO EMPLOYEES      PRICE     EXPIRATION   ------------------------------------
NAME                           GRANTED (#)    IN 1996(1)      ($/SH)        DATE        0% ($)      5% ($)      10% ($)
-----------------------------  ------------  -------------  -----------  -----------  ----------  ----------  ------------

Dr. W. Frank King............      212,308          20.5%         3.90     10/02/06       --         520,726     1,319,621

Patrick D. Motola............      133,848          12.9           .04     10/02/06      516,653     844,941     1,348,598

Brian E. Baisley.............       24,616           2.4           .04     10/02/06       95,018     155,394       248,020
                                    12,308           1.2           .43     10/02/06       42,708      72,896       119,210
                                    12,308           1.2          2.58     10/02/06       16,247      46,434        92,748
                                    12,308           1.2          3.90     10/02/06       --          30,188        76,502

William C. Cason.............       24,616           2.4           .04     10/02/06       95,018     155,394       248,020
                                    12,308           1.2           .43     10/02/06       42,708      72,896       119,210
                                    12,308           1.2          2.58     10/02/06       16,247      46,434        92,748
                                    12,308           1.2          3.90     10/02/06       --          30,188        76,502

William S. Wimberley, Jr.....       12,308           1.2           .04     10/02/06       47,509      77,697       124,010
                                     9,231           0.9           .43     10/02/06       32,032      54,672        89,408

------------------------

(1) Based on an aggregate of 1,035,485 options granted to employees in fiscal 1996, including options granted to the Named Executive Officers.

(2) Amounts represent hypothetical gains that could be achieved for the respective options at the end of the 10-year option term. The assumed 0%, 5% and 10% rates of stock appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate of the future market price of the Common Stock. These amounts do not take into account any other appreciation in the price of the Common Stock from the date of grant to the current date.

    No options were exercised by the Named Executive Officers in 1996. The following table sets forth for each of the Named Executive Officers certain information concerning the value of unexercised options at the end of 1996:

                         FISCAL YEAR-END OPTION VALUES

                                                               NUMBER OF SECURITIES
                                                                    UNDERLYING             VALUE OF UNEXERCISED
                                                               UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS
                                                             AT DECEMBER 31, 1996 (#)   AT DECEMBER 31, 1996(1)($)
                                                            --------------------------  --------------------------
NAME                                                        EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----------------------------------------------------------  -----------  -------------  -----------  -------------

Dr. W. Frank King.........................................          --        212,308           --        501,047

Patrick D. Motola.........................................      68,324         65,524      424,294        407,558

Brian E. Baisley..........................................      24,616         36,924      150,465        148,496

William C. Cason..........................................      24,616         36,924      150,465        148,496

William S. Wimberley, Jr..................................       8,462         13,077       51,647         78,640

------------------------

(1) Based on an estimated fair value of the Company's Common Stock at December 31, 1996 ($6.25 per share), as determined by the Company's Board of Directors, less the exercise price payable for such shares.

1996 STOCK OPTION/STOCK ISSUANCE PLAN

    The Company's 1996 Stock Option/Stock Issuance Plan (the "1996 Plan") was adopted by the Board of Directors and approved by the stockholders effective October 1, 1996. 1,715,000 shares of Common Stock have been authorized for issuance under the 1996 Plan, of which 518,290 were available for grant as of March 31, 1997. In no event may any one participant in the 1996 Plan receive option grants or direct stock issuances for more than 750,000 shares in the aggregate per calendar year.

    The 1996 Plan is divided into four separate components: (i) the Discretionary Option Grant Program under which eligible individuals may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price determined by the Plan Administrator, (ii) the Stock Issuance Program under which such individuals may, in the Plan Administrator's discretion, be issued shares of Common Stock directly, through the purchase of such shares at a price determined by the Plan Administrator or as a bonus tied to the performance of services, (iii) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible Board members to purchase shares of Common Stock at an exercise price equal to 100% of their fair market value on the grant date and
(iv) the Director Fee Option Grant Program pursuant to which eligible Non-employee Board Members may apply a portion of the annual retainer fee otherwise payable to them in cash each year to the acquisition of special option grants.

    The Discretionary Option Grant Program and the Stock Issuance Program will be administered by the Compensation Committee. The Compensation Committee as Plan Administrator will have complete discretion to determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The administration of the Automatic Option Grant and Director Fee Option Grant Programs will be self-executing in accordance with the express provisions of each such program.

    Upon an acquisition of the Company by merger or asset sale, each outstanding option and unvested stock issuance will be subject to accelerated vesting under certain circumstances.

    Stock appreciation rights are authorized for issuance under the Discretionary Option Grant Program which provide the holders with the election to surrender their outstanding options for an appreciation distribution from the Company equal to the excess of (i) the fair market value of the vested shares of Common Stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may be made, at the sole direction of the Plan Administrator, in cash or in shares of Common Stock.

    The Plan Administrator has the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

    Under the Automatic Option Grant Program, each individual who becomes a Nonemployee Board Member on or after the date hereof will receive a 16,000 share option grant on the date such individual joins the Board, provided such individual has not been in the prior employ of the Company. In addition, at each Annual Stockholders Meeting, beginning with the 1998 Annual Meeting, each individual who is to continue to serve as a Nonemployee Board Member after the meeting and has served as a Nonemployee Board Member for at least six months will receive an additional option grant to purchase 4,000 shares of Common Stock whether or not such individual has been in the prior employ of the Company.

    Each automatic grant will have a term of 10 years, subject to earlier termination following the optionee's cessation of Board service. Each automatic option will be immediately exercisable; however, any shares purchased upon exercise of the option will be subject to repurchase should the optionee's service as a Nonemployee Board Member cease prior to vesting in the shares. The initial 16,000 share grant will vest in four equal and successive annual installments over the optionee's period of Board service. Each additional 4,000 share grant will vest upon the optionee's completion of one year of Board service measured from the grant date. However, each outstanding option will immediately vest upon (i) certain changes in the ownership or control of the Company or (ii) the death or disability of the optionee while serving as a Board member.

    Under the Director Fee Option Grant Program, each Nonemployee Board Member may elect to apply all or a portion of any annual retainer fee otherwise payable in cash to the acquisition of an option. The option grant will automatically be made on the first trading day in January for the year for which the election is to be in effect. The option will have an exercise price per share equal to the fair market value of the option shares on the grant date, and the number of shares subject to the option will be such that the value of the option (as determined by using the Black-Scholes option valuation model) shall be equal to the amount of the retainer fee applied to the program. The option will become exercisable for 50% of the option shares upon completion of 6 months of service during the calendar year of the option grant and with respect to the balance of the shares in a series of 6 successive equal monthly installments upon the optionee's completion of each additional month of Board service during the calendar year of the option grant. The option will be subject to full and immediate vesting upon certain changes in the ownership or control of the Company.

    The Board may amend or modify the 1996 Plan at any time. The 1996 Plan will terminate on October 1, 2006, unless sooner terminated by the Board or pursuant to certain other provisions of the Plan.

EMPLOYEE STOCK PURCHASE PLAN

    The Company's Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors on February 3, 1997 and the stockholders on March 17, 1997. The Purchase Plan is designed to allow eligible employees of the Company to purchase shares of Common Stock, at semi-annual intervals, through periodic payroll deductions under the Purchase Plan, and a reserve of 400,000 shares of Common Stock has been established for this purpose.

    The Purchase Plan will be implemented in a series of successive purchase periods, each generally with a duration of six months. The initial purchase period will begin on the date hereof and will end on the last business day in October 1997. Thereafter, purchase periods will begin on the first business day in November and May of each year and will end on the last business day of April and October, respectively. Shares of Common Stock will be purchased for each participant at the end of each purchase period.

    Payroll deductions may not exceed 15% of base salary for each purchase period, and each employee's purchases are limited to 500 shares per purchase period. The purchase price per share will be 85% of the lower of (i) the fair market value of the Common Stock on the start date of the purchase period or
(ii) the fair market value on the semi-annual purchase date.

    The Purchase Plan will terminate on the last business day in April 2007.

EXECUTIVE BONUS PLAN

    The Company's annual Executive Bonus Plan generally awards cash and/or Common Stock options to executive officers of the Company according to a formula based upon specified pre-tax profit levels.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

    The Company has entered into an employment agreement with Dr. W. Frank King dated October 1, 1996 (the "King Agreement"). Pursuant to the King Agreement, the Company agreed to pay Dr. King an annual base salary of $348,000 and to provide customary fringe benefits. In addition, the Company agreed to issue to Dr. King options under the 1996 Plan to purchase an aggregate of 212,308 shares of Common Stock at $3.90 per share. 80,000 of such options vest on December 31, 1997. The remaining 132,308 of such options vest on December 31, 2002, subject to partial or full acceleration of vesting to December 31, 1998 based upon the Company's 1998 performance measured against certain specified financial goals. The King Agreement terminates on September 30, 1998.

    The Company has entered into employment agreements with no defined termination dates with each of Messrs. Motola, Baisley and Cason dated July 1, 1993, October 19, 1993 and September 27, 1993, respectively (the "Executive Agreements"). Pursuant to the Executive Agreements, the Company agreed to pay Messrs. Motola, Baisley and Cason annual base salaries of $140,000, $60,000 and $120,000, respectively, and to provide customary fringe benefits. In addition, the Company has adopted a Senior Vice President Bonus Plan pursuant to which it has granted to each of Messrs. Motola, Baisley and Cason options to purchase 25,000 shares of the Company's Common Stock at a purchase price equal to the fair market value of such shares on the date of grant. Upon achievement of certain specified pre-tax profit levels, the vesting of these options will be partially or fully accelerated and the participants in the plan will be entitled to receive certain additional cash bonus payments.

    The Executive Agreements contain provisions which, among others, prohibit the employee from disclosing or otherwise using certain confidential information, assign to the Company inventions or ideas conceived by the employee during his employment, prohibit solicitation by the employee of clients and other employees of the Company and prohibit the employee from accepting any opportunity (whether by contract or full-time employment) with the Company's clients. Pursuant to the terms of the Executive Agreements, either party may terminate the employment relationship without cause upon two weeks' prior written notice to the other party. The Company may terminate the employment relationship in its sole discretion without cause, effective immediately, upon payment of two weeks' salary to the employee or immediately with cause upon written notice.

    The Compensation Committee as Plan Administrator of the 1996 Plan will have the authority to provide for the accelerated vesting of outstanding options held by the Chief Executive Officer and any other executive officer or the shares of Common Stock subject to direct issuances held by such individual, in connection with certain changes in control of the Company or the subsequent termination of the officer's employment following the change in control event.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    PSW did not have a Compensation Committee of the Board of Directors in 1996. Dr. King and Messrs. Wade E. Saadi, Ateyeh and Wallace participated in deliberations of PSW's Board of Directors concerning executive officer compensation during 1996. Dr. King also served as a director of Pencom in 1996 and Mr. Wade E. Saadi, an executive officer of Pencom, participated in deliberations of PSW's Board of Directors concerning executive officer compensation during 1996.

    Messrs. Wade E. Saadi, Ateyeh, Edgar G. Saadi and Wallace served as directors of Pencom in 1996, and Dr. King was an executive officer of Pencom during 1996 and served on PSW's Board of Directors at such time.

KEY-PERSON LIFE INSURANCE

    The Company does not maintain key-person life insurance policies on the lives of any of its executive officers.

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION OF DIRECTORS AND
  OFFICERS

    The Company's Certificate of Incorporation provides that, except to the extent prohibited by the DGCL, its directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under Delaware law, the directors have a fiduciary duty to the Company that is not eliminated by this provision of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to the Company, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. If commercially feasible, the Company intends to obtain liability insurance for its officers and directors.

    The Certificate of Incorporation also provides that the Company shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, all of its present and former officers and directors, and any party agreeing to serve as an officer, director or trustee of any entity at the Company's request, in connection with any civil or criminal proceeding threatened or instituted against such party by reason of actions or omissions while serving in such capacity. Indemnification by the Company includes payment of expenses in defense of the indemnified party in advance of any proceeding or final disposition thereof. The rights to indemnification provided in this provision do not preclude the exercise of any other indemnification rights by any party pursuant to any law, agreement or vote of the stockholders or the disinterested directors of the Company.

    Section 145 of the DGCL generally allows the Company to indemnify the parties described in the preceding paragraph for all expenses, judgments, fines and amounts in settlement actually paid and reasonably incurred in connection with any proceedings so long as such party acted in good faith and in a manner reasonably believed to be in or not opposed to the Company's best interests and, with respect to any criminal proceedings, if such party had no reasonable cause to believe his or her conduct to be unlawful. Indemnification may only be made by the Company if the applicable standard of conduct set forth in Section 145 has been met by the indemnified party upon a determination made (i) by the Board of Directors by a majority vote of the directors who are not parties to such proceedings (even though less than a quorum), or (ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the stockholders.

                              CERTAIN TRANSACTIONS

PENCOM RELATIONSHIP

    OWNERSHIP OF COMMON STOCK

    Pursuant to an Asset Contribution Agreement (the "Asset Contribution Agreement") dated as of October 1, 1996 by and between Pencom and the Company, Pencom contributed certain assets and associated liabilities of its software division and a portion of a software contract that had previously been allocated to other operations of Pencom to the Company in exchange for (i) all of the outstanding Common Stock of the Company, which Common Stock was immediately distributed to Pencom's shareholders, (ii) certain warrants issued to Pencom, which were immediately distributed to Pencom's shareholders and (iii) warrants issued to certain of Pencom's employees to purchase shares of Common Stock of the Company (the "Spin-Off").

    ACCOUNTING SUPPORT

    Prior to October 1, 1996, the Company had limited accounting capability and depended upon Pencom for most accounting functions. By October 1, 1996, the Company had assumed responsibility for most internal accounting functions, but continued to depend upon Pencom for limited accounting support in connection with the Company's year-end audit through January 31, 1997.

    CONTRACTUAL ARRANGEMENTS

    In connection with the Spin-Off, in September 1996, Pencom forgave promissory notes from Dr. W. Frank King and Jonathan D. Wallace in the aggregate principal amounts of $591,107 and $186,247, respectively, plus accrued interest, issued to Pencom in connection with Dr. King's and Mr. Wallace's annual purchases of common stock of Pencom. In April 1997, Pencom advanced $235,000 and $100,000 to Dr. W. Frank King and Jonathan D. Wallace, respectively. The amounts advanced to Dr. King and Mr. Wallace are evidenced by Promissory Notes, each dated as of April 9, 1997, bearing interest at a rate of 8.50% per annum. All amounts under Dr. King's promissory note are due and payable to Pencom upon the earlier of April 9, 1998 or the termination of his employment with the Company. All amounts under Mr. Wallace's promissory note are due and payable upon demand by Pencom.

    The Company and Pencom have also entered into an Accounts Receivable Agreement dated October 1, 1996 whereby Pencom transferred a 26.67% interest in the proceeds of certain accounts receivable to the Company in connection with the Spin-Off.

    The Company and Pencom have entered into a letter agreement whereby Pencom agreed to provide certain accounting, personnel and legal services to PSW from October 1, 1996 to April 30, 1997 for a fee of $7,000 per month.

    The Company and Pencom have entered into a Recruiting Services Agreement dated January 20, 1997 whereby Pencom provides certain recruiting services to the Company (the "Recruiting Agreement"). The term of the Recruiting Agreement is one year and it may be terminated by either party upon 10 days' written notice. The total fee payable by the Company to Pencom under the Recruiting Agreement for the placement of a candidate ranges from 17% to 25% of the candidate's first year's compensation based upon the position level of the candidate and the number of successful hires for which a fee has been paid to Pencom in 1997. The Company believes that such fee arrangement is in accordance with industry standards.

    On October 31, 1996, the Company entered into a lease for its office space in Austin, Texas, with Investors Life Insurance Company of North America, which lease was guaranteed by Pencom. Pencom's guarantee of the lease will be released upon the occurrence of certain events, including the Company's satisfaction of certain financial conditions and the failure of the Company to be in default under the Credit Facility. The Company anticipates that this guarantee will be released upon completion of this offering. This lease provides for annual rent of approximately $717,000 in 1997.

    The Company entered into an agreement with Pencom effective as of January 31, 1997 whereby the Company guaranteed Tivoli's obligations under Pencom's sublease agreement with Tivoli. Such sublease agreement expires on September 30, 2000 and provides for annual rent of approximately $333,000 in 1997.

STOCKHOLDERS AGREEMENT

    The Company is party to a Stockholders Agreement dated as of October 1, 1996 with Dr. King and Messrs. Wade E. Saadi, Edgar G. Saadi, Ateyeh and Wallace pursuant to which such stockholders have agreed to certain restrictions and conditions on the transfer of the Common Stock held by them, including rights of first offer, tag-along and drag-along rights. Unless earlier terminated upon the agreement of the Company and a two-thirds majority of such stockholders, the Stockholders Agreement will terminate upon the earlier of the completion of this offering or September 30, 2001.

REGISTRATION RIGHTS AGREEMENT

    The Company has entered into an agreement with each of its existing stockholders and the warrantholders pursuant to which such stockholders and warrantholders were granted certain registration rights. See "Description of Capital Stock -- Registration Rights."

EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with all of its executive officers. See "Management -- Employment Agreements."

SECURITIES ISSUANCES AND PURCHASES

    Pursuant to the Asset Contribution Agreement dated October 1, 1996 between the Company and Pencom, the Company issued (i) 5,538,463 shares of Common Stock to Pencom and (ii) warrants to purchase 507,654 shares of Common Stock to Pencom and certain employees of Pencom at an exercise price of $.04 per share, in consideration of the contribution by Pencom to the Company of certain assets and associated liabilities of Pencom's software division and a portion of a software contract that had previously been allocated to other operations of Pencom, which net assets amounted to approximately $2.1 million.

    In October 1996, Pencom distributed 1,615,385, 1,615,385, 1,615,385, 415,384 and 138,462 shares of Common Stock to Wade E. Saadi, Edgar G. Saadi, Edward C. Ateyeh, Jr., Dr. W. Frank King and Jonathan D. Wallace, respectively. On such date, Pencom distributed an additional 138,462 shares of Common Stock to Dr. King in exchange for the 60 shares of the common stock of Pencom owned by Dr. King. Wade E. Saadi is the Chairman of the Board of Directors of the Company. Mr. Ateyeh is a Director of the Company. Dr. King is the President, Chief Executive Officer and a Director of the Company. Mr. Wallace is the General Counsel and a Director of the Company.

    Pursuant to a Stock Purchase Agreement dated as of January 1, 1997, the Company sold, and Michael J. Maples purchased, 8,000 shares of Common Stock at a price of $6.25 per share. Mr. Maples is a Director of the Company.

    From October 2, 1996 through March 31, 1997, the Company granted executive officers and directors options to purchase a total of 630,392 shares of Common Stock with exercise prices ranging from $.04 per share to $9.00 per share and a weighted average exercise price of $3.37 per share.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of March 31, 1997 and as adjusted to reflect the completion of this offering with respect to the following: (i) each person or entity known by the Company to be the beneficial owner of more than five percent of the Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers of the Company as a group. Except as indicated in the footnotes to the table, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned.

                                                                     SHARES BENEFICIALLY    SHARES BENEFICIALLY
                                                                       OWNED PRIOR TO           OWNED AFTER
                                                                        OFFERING (1)           OFFERING (1)
                                                                    ---------------------  ---------------------
                                                                      NUMBER     PERCENT     NUMBER     PERCENT
                                                                    ----------  ---------  ----------  ---------
Wade E. Saadi(2)(3)...............................................   1,680,390       29.9%  1,680,390       19.9%
Edgar G. Saadi(2)(3)..............................................   1,680,390       29.9   1,680,390       19.9
Edward C. Ateyeh, Jr.(2)(3).......................................   1,680,390       29.9   1,680,390       19.9
Dr. W. Frank King(4)..............................................     553,846       10.0     553,846        6.6
Jonathan D. Wallace, Esq.(5)......................................     143,463        2.6     143,463        1.7
Michael J. Maples.................................................       8,000          *       8,000          *
Patrick D. Motola(6)..............................................      85,186        1.5      85,186        1.0
Brian E. Baisley(7)...............................................      27,693          *      27,693          *
William C. Cason(8)...............................................      27,693          *      27,693          *
William S. Wimberley, Jr.(9)......................................       8,462          *       8,462          *
Kevin B. Kurtzman.................................................           *          *           *          *
Thomas A. Herring.................................................           *          *           *          *
All directors and executive officers as a group (11 persons)......   4,215,123       72.3%  4,215,123       48.6%

------------------------

*   Represents less than 1% of outstanding Common Stock or voting power.

(1) Shares beneficially owned and percentage of ownership are based on 5,546,463 shares of Common Stock outstanding before this offering and 8,396,463 shares of Common Stock outstanding after completion of this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or disposition power with respect to securities.

(2) The address of Messrs. Wade E. Saadi, Edgar G. Saadi and Ateyeh is c/o Pencom Systems Incorporated, 40 Fulton Street, New York, New York 10038.

(3) Includes 65,005 shares issuable upon exercise of warrants held by each of Messrs. Wade E. Saadi, Edgar G. Saadi and Ateyeh that are exercisable within the 60-day period following March 31, 1997.

(4) The address of Dr. King is the address of the Company's principal executive offices.

(5) Includes 5,001 shares issuable upon exercise of warrants held by Mr. Wallace that are exercisable within the 60-day period following March 31, 1997.

(6) Includes 85,186 shares issuable upon exercise of options held by Mr. Motola that are exercisable within the 60-day period following March 31, 1997.

(7) Includes 27,693 shares issuable upon exercise of options held by Mr. Baisley that are exercisable within the 60-day period following March 31, 1997.

(8) Includes 27,693 shares issuable upon exercise of options held by Mr. Cason that are exercisable within the 60-day period following March 31, 1997.

(9) Includes 8,462 shares issuable upon exercise of options held by Mr. Wimberley that are exercisable within the 60-day period following March 31, 1997.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    Upon completion of this offering, the Company will be authorized to issue 34,000,000 shares of Common Stock, $.01 par value. Each holder of Common Stock is entitled to one vote for each share held. Following this offering, the holders of Common Stock, voting as a single class, will be entitled to elect all of the directors of the Company. In all matters other than the election of directors, when a quorum is present at any stockholders' meeting, the affirmative vote of the majority of shares present in person or represented by proxy shall decide any question before such meeting. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at a stockholders' meeting. The holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share in the Company's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive or other subscription rights. The shares of Common Stock are not convertible into any other security. The outstanding shares of Common Stock are, and the shares being offered hereby will be, upon issuance and sale fully paid and nonassessable.

    At March 31, 1997, there were outstanding 5,546,463 shares of Common Stock, held of record by six stockholders, options to purchase an aggregate of 1,196,710 shares of Common Stock at a weighted average exercise price of $2.77 per share and warrants to purchase 507,654 shares of Common Stock at $.04 per share. See "Management -- 1996 Stock Option/Stock Issuance Plan."

PREFERRED STOCK

    Upon completion of this offering, the Company will be authorized to issue up to 1,000,000 shares of Preferred Stock, $.01 par value, with such voting rights, designations, preferences and rights, and such qualifications, limitations or restrictions thereof, as may be determined by the Board of Directors providing for such series. Although the Company has no current plans to issue any shares of Preferred Stock, the issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of Preferred Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Company's Common Stock or limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock.

    The Company believes that the Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow the Company to issue shares of Preferred Stock without the expense and delay of a special stockholders' meeting. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Company's securities may be listed.

REGISTRATION RIGHTS

    After this offering, the holders of 5,546,463 shares of Common Stock and warrants to purchase 507,654 shares of Common Stock (the "Registrable Securities") will be entitled to certain demand rights with respect to the registration of such Common Stock under the Securities Act. Under the terms of a Registration Rights Agreement between the Company and the holders of the Registrable Securities, subject to certain restrictions, at any time after 180 days after the date of this Prospectus the holders of more than 50% of the Registrable Securities are entitled to demand that the Company register their

Registrable Securities under the Securities Act. The Company is not required to effect more than three such registrations pursuant to such demand registration rights. In addition, under such agreement, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, subject to certain restrictions, such holders of Registrable Securities are entitled to notice of such registration and are entitled to include their Registrable Securities therein. The Company is required to include any Registrable Securities in an unlimited number of such registrations. Once the Company is eligible to use a Form S-3 registration statement to register shares of Common Stock, subject to certain restrictions, holders of 30% of the Registrable Securities are also entitled to require the Company on two separate occasions in any 12-month period to file a Form S-3 registration statement under the Securities Act at the Company's expense with respect to their Registrable Securities. Registration of Registrable Securities pursuant to any of the foregoing rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

DELAWARE ANTITAKEOVER STATUTE AND CERTAIN CHARTER AND BYLAW PROVISIONS

    The Company is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned
(x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Additionally, the Company's Board of Directors has the authority to issue shares of Preferred Stock and to determine the designations, preferences and rights and the qualifications or restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company.

    Furthermore, certain other provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could adversely affect the market price of the Company's Common Stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have outstanding 8,396,463 shares of Common Stock. Of these shares, the 2,850,000 shares offered hereby (plus up to 427,500 additional shares if the Underwriters exercise their over-allotment option) will be freely tradeable without restriction or further registration (except by affiliates of the Company or persons acting as underwriters) under the Securities Act. All of the remaining 5,546,463 shares of Common Stock (the "Restricted Shares") may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 promulgated under the Securities Act.

    In general, commencing 90 days after the completion of this offering, Rule 144, as currently in effect, allows a person who has beneficially owned Restricted Shares for at least one year, including persons who may be deemed affiliates of the Company, to sell, within any three-month period, up to the number of Restricted Shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock, and (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. A person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned his or her Restricted Shares for at least two years would be entitled to sell such Restricted Shares without regard to the volume limitations described above and the other conditions of Rule 144. Upon the completion of this offering, none of the Restricted Shares will be immediately eligible for sale in the public market without restriction pursuant to Rule 144 of the Securities Act. The holders of approximately 5,538,463 shares of the Company's Common Stock will have beneficially owned such shares for one year beginning in October 1997, and the holder of an additional 8,000 shares will have beneficially owned such shares for one year beginning in January 1998, at which time such stockholders may sell such shares under Rule 144, subject to the volume and other limitations contained in that Rule.

    Notwithstanding the foregoing, the Company and its directors, executive officers and stockholders, who in the aggregate own all of the 5,546,463 Restricted Shares, have agreed with the Underwriters not to directly or indirectly make or cause any offering, sale or other disposition of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the written consent of Alex. Brown & Sons Incorporated, which may be granted at any time without notice. See "Underwriting." In addition, the Company intends to file a registration statement on Form S-8 to register 2,115,000 shares subject to the Company's 1996 Plan and Purchase Plan upon completion of this offering. Market sales of a substantial number of shares of Common Stock, or the availability of such shares for sale in the public market, could adversely affect prevailing market prices of the Common Stock.

    In addition, after this offering, the holders of 5,546,463 shares of Common Stock and warrants to purchase 507,654 shares of Common Stock will be entitled to certain rights with respect to registration of such Common Stock under the Securities Act. Registration of such Restricted Shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of such registration. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated and J.P. Morgan Securities Inc. have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                                                        NUMBER
                                            UNDERWRITER                                                OF SHARES
---------------------------------------------------------------------------------------------------  -------------

Alex. Brown & Sons Incorporated....................................................................
J.P. Morgan Securities Inc.........................................................................

                                                                                                     -------------
      Total........................................................................................      2,850,000
                                                                                                     -------------
                                                                                                     -------------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

    The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not in excess of
$         per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $         per share to certain other dealers. After
the initial public offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.

    The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 427,500 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,850,000, and the Company will be obligated pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,850,000 shares are being offered.

    The Underwriting Agreement contains covenants of indemnity and contribution among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

    The Company and its directors, executive officers and stockholders, who in the aggregate own 5,546,463 shares of Common Stock, have agreed not to directly or indirectly make or cause any offering, sale or other disposition of any such Common Stock beneficially owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated.

    The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock offered hereby will be determined by negotiation between the Company and the Representatives of the Underwriters. Among the factors to be considered in such negotiations are the prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

    To facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with this offering, thereby creating a short position in the Underwriters' syndicate account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. Any of these activities may maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The Representatives, on behalf of the syndicate of Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer, if the syndicate repurchases shares distributed by that Underwriter or dealer.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

    The financial statements of the Company at December 31, 1995 and 1996 and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, and for the year ended December 31, 1994, by Margolin, Winer & Evens LLP, independent accountants, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, including exhibits, schedules and reports filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at such address, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http:// www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, have been filed with the Commission through EDGAR.

    In addition, the Company intends to furnish its stockholders with annual reports containing audited financial statements examined by an independent pubic accounting firm.

                             PSW TECHNOLOGIES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Auditors--Ernst & Young LLP..........................................................         F-2
Report of Independent Accountants--Margolin, Winer & Evens LLP.............................................         F-3
Balance Sheets as of December 31, 1995 and 1996 and March 31, 1997 (unaudited).............................         F-4
Statements of Income for the years ended December 31, 1994, 1995 and 1996 and the three months ended March
  31, 1996 and 1997 (unaudited)............................................................................         F-5
Statements of Stockholders' Equity for the years ended December 31, 1994, 1995 and 1996 and the three
  months ended March 31, 1997 (unaudited)..................................................................         F-6
Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996 and the three months ended
  March 31, 1996 and 1997 (unaudited)......................................................................         F-7
Notes to Financial Statements..............................................................................         F-8

                         REPORT OF INDEPENDENT AUDITORS

The Stockholders and Board of Directors
  of PSW Technologies, Inc.

    We have audited the accompanying balance sheets of PSW Technologies, Inc. as of December 31, 1995 and 1996, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PSW Technologies, Inc. at December 31, 1995 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

New York, New York
February 3, 1997, except for paragraph 2
  of Note 3, as to which the date is May 12, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
PSW Technologies, Inc.

    We have audited the accompanying statements of income, stockholders' equity, and cash flows of PSW Technologies, Inc. for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of PSW Technologies, Inc. for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

                                       MARGOLIN, WINER & EVENS LLP

Garden City, New York
May 31, 1995

                             PSW TECHNOLOGIES, INC.

                                 BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                     DECEMBER 31,                     PRO FORMA
                                                                                 --------------------   MARCH 31,     MARCH 31,
                                                                                   1995       1996         1997          1997
                                                                                 ---------  ---------  ------------  ------------
                                                                                                       (UNAUDITED)   (UNAUDITED)

                                                                                                                      (NOTE 15)
ASSETS
Current assets:
  Cash.........................................................................  $      34  $   3,182   $      796    $      796
  Accounts receivable, net of allowance for doubtful accounts of $45, $120 and
    $150 in 1995, 1996 and 1997................................................      3,849      6,118        7,604         7,604
  Due from related party (Note 10).............................................     --            323          107           107
  Unbilled revenue under customer contracts....................................        100        244          153           153
  Prepaid expenses and other current assets....................................         71        280          334           334
                                                                                 ---------  ---------  ------------  ------------
Total current assets...........................................................      4,054     10,147        8,994         8,994

Property and equipment, net....................................................        928      1,796        2,824         2,824
Deferred offering costs........................................................     --         --              120           120
                                                                                 ---------  ---------  ------------  ------------
Total assets...................................................................  $   4,982  $  11,943   $   11,938    $   11,938
                                                                                 ---------  ---------  ------------  ------------
                                                                                 ---------  ---------  ------------  ------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable to bank.........................................................  $  --      $   5,125   $    4,650    $    4,650
  Due to related party (Note 10)...............................................     --            581       --            --
  Accounts payable and accrued expenses........................................      1,298      2,566        2,212         2,212
  Deferred revenue.............................................................     --            227          495           495
Dividend payable...............................................................     --         --           --             1,200
Deferred income taxes..........................................................     --         --           --               660
                                                                                 ---------  ---------  ------------  ------------
Total current liabilities......................................................      1,298      8,499        7,357         9,217
Deferred income taxes..........................................................     --         --           --                30

Commitments and contingencies (Note 11)

Stockholders' equity (Notes 1 and 3):
  Preferred stock, par value $.01 per share, 1,000,000 shares authorized and
    none issued and outstanding at December 31, 1995 and 1996..................     --         --           --            --
  Common stock, par value $.01 per share, 34,000,000 shares authorized and
    5,538,463 shares issued and outstanding at December 31, 1995 and 1996 and
    5,546,463 shares issued and outstanding at March 31, 1997 (unaudited)......         55         55           55            55
  Additional paid-in capital...................................................      4,947      4,187        4,237         3,848
  Deferred compensation........................................................     --           (641)        (522)         (522)
  Retained earnings (accumulated deficit)......................................     (1,318)      (157)         811          (690)
                                                                                 ---------  ---------  ------------  ------------
Total stockholders' equity.....................................................      3,684      3,444        4,581         2,691
                                                                                 ---------  ---------  ------------  ------------
Total liabilities and stockholders' equity.....................................  $   4,982  $  11,943   $   11,938    $   11,938
                                                                                 ---------  ---------  ------------  ------------
                                                                                 ---------  ---------  ------------  ------------

                            See accompanying notes.

                             PSW TECHNOLOGIES, INC.

                              STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        THREE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,           MARCH 31,
                                                      -------------------------------  --------------------
                                                        1994       1995       1996       1996       1997
                                                      ---------  ---------  ---------  ---------  ---------
                                                                                           (UNAUDITED)

Revenue.............................................  $  12,318  $  21,147  $  31,274  $   6,537  $  10,307
Operating expenses:
  Technical staff...................................      7,385     11,193     16,444      3,556      5,284
  Selling and administrative staff..................      2,320      3,755      5,622      1,171      1,886
  Other expenses, including related party
    transactions of $532, $1,018, $910, $217 and $96
    (Note 10).......................................      2,317      3,976      5,684      1,177      1,961
  Special compensation expense (Note 13)............     --         --          2,193     --            119
                                                      ---------  ---------  ---------  ---------  ---------
Total operating expenses............................     12,022     18,924     29,943      5,904      9,250
                                                      ---------  ---------  ---------  ---------  ---------
Income from operations..............................        296      2,223      1,331        633      1,057
Interest expense, including related party
  transactions of $74, $84, $104, $27 and $0 (Note
  10)...............................................         74         84        170         27         89
                                                      ---------  ---------  ---------  ---------  ---------
Net income..........................................  $     222  $   2,139  $   1,161  $     606  $     968
                                                      ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------
Unaudited pro forma information (Note 15):
  Historical income before provision for income
    taxes...........................................  $     222  $   2,139  $   1,161  $     606  $     968
  Pro forma provision for income taxes..............         84        813        441        230        368
                                                      ---------  ---------  ---------  ---------  ---------
  Pro forma net income..............................  $     138  $   1,326  $     720  $     376  $     600
                                                      ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------
  Pro forma net income per share....................  $     .02  $     .19  $     .10  $     .05  $     .09
                                                      ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------
Weighted average common shares and equivalents
  outstanding.......................................      6,881      6,881      7,024      6,881      7,024
                                                      ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------

                            See accompanying notes.

                             PSW TECHNOLOGIES, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)
                                (NOTES 1 AND 3)

                                                 COMMON STOCK                                      RETAINED
                                                $.01 PAR VALUE       ADDITIONAL                    EARNINGS        TOTAL
                                            -----------------------    PAID-IN      DEFERRED     (ACCUMULATED   STOCKHOLDERS'
                                              SHARES      AMOUNTS      CAPITAL    COMPENSATION     DEFICIT)        EQUITY
                                            ----------  -----------  -----------  -------------  -------------  ------------
Balance at December 31, 1993..............   5,538,463   $      55    $   5,926     $  --          $  (3,679)    $    2,302
Capital contributions, net................      --          --              151        --             --                151
Net income................................      --          --           --            --                222            222
                                            ----------         ---   -----------  -------------  -------------  ------------
Balance at December 31, 1994..............   5,538,463          55        6,077        --             (3,457)         2,675
Distributions, net........................      --          --           (1,130)       --             --             (1,130)
Net income................................      --          --           --            --              2,139          2,139
                                            ----------         ---   -----------  -------------  -------------  ------------
Balance at December 31, 1995..............   5,538,463          55        4,947        --             (1,318)         3,684
Distributions, net........................      --          --           (2,939)       --             --             (2,939)
Deferred compensation related to stock
  options (Note 8)........................      --          --            2,179        (2,179)        --             --
Amortization of deferred compensation
  (Note 8)................................      --          --           --             1,538         --              1,538
Net income................................      --          --           --            --              1,161          1,161
                                            ----------         ---   -----------  -------------  -------------  ------------
Balance at December 31, 1996..............   5,538,463          55        4,187          (641)          (157)         3,444
Issuance of common stock (unaudited)......       8,000      --               50        --             --                 50
Amortization of deferred compensation
  (unaudited) (Note 8)....................      --          --           --               119         --                119
Net income (unaudited)....................      --          --           --            --                968            968
                                            ----------         ---   -----------  -------------  -------------  ------------
Balance at March 31, 1997 (unaudited).....   5,546,463   $      55    $   4,237     $    (522)     $     811     $    4,581
                                            ----------         ---   -----------  -------------  -------------  ------------
                                            ----------         ---   -----------  -------------  -------------  ------------

                            See accompanying notes.

                             PSW TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                                THREE MONTHS
                                                                               YEAR ENDED DECEMBER 31,        ENDED MARCH 31,
                                                                           -------------------------------  --------------------
                                                                             1994       1995       1996       1996       1997
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                                                                (UNAUDITED)
OPERATING ACTIVITIES
Net income...............................................................  $     222  $   2,139  $   1,161  $     606  $     968
Adjustments to reconcile net income to net cash provided by (used in)
  operating activities:
    Special compensation.................................................         --         --      2,193         --        119
    Depreciation and amortization........................................        271        288        424         82        162
    Bad debt expense.....................................................         43         52         75         --         30
    Changes in operating assets and liabilities:
      Accounts receivable................................................     (1,073)    (1,181)    (2,344)    (1,878)    (1,516)
      Due from related party.............................................         --         --       (323)        --        216
      Unbilled revenue under customer contracts..........................         --       (100)      (144)        42         91
      Prepaid expenses and other current assets..........................         --        (45)      (864)        59        (54)
      Other assets.......................................................          2         --         --         --     --
      Due to related party...............................................         --         --        581         --       (581)
      Accounts payable and accrued expenses..............................        404        648      1,154       (147)      (654)
      Deferred revenue...................................................        214       (214)       227         --        268
                                                                           ---------  ---------  ---------  ---------  ---------
Net cash provided by (used in) operating activities......................         83      1,587      2,140     (1,236)      (951)
                                                                           ---------  ---------  ---------  ---------  ---------
INVESTING ACTIVITIES
Acquisition of property and equipment....................................       (220)      (444)    (1,247)      (245)      (965)
                                                                           ---------  ---------  ---------  ---------  ---------
Net cash used in investing activities....................................       (220)      (444)    (1,247)      (245)      (965)
                                                                           ---------  ---------  ---------  ---------  ---------
FINANCING ACTIVITIES
Proceeds (repayments) from line of credit, net...........................         --         --      5,125         --       (475)
Capital contributions (distributions), net...............................        151     (1,130)    (2,870)     1,451     --
Issuance of common stock.................................................     --         --         --         --             50
Deferred offering costs..................................................     --         --         --         --            (45)
                                                                           ---------  ---------  ---------  ---------  ---------
Net cash provided by (used in) financing activities......................        151     (1,130)     2,255      1,451       (470)
                                                                           ---------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash..........................................         14         13      3,148        (30)    (2,386)
Cash, beginning of period................................................          7         21         34         34      3,182
                                                                           ---------  ---------  ---------  ---------  ---------
Cash, end of period......................................................  $      21  $      34  $   3,182  $       4  $     796
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid............................................................  $      74  $      84  $     154  $      27  $      48
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------  ---------

                            See accompanying notes.

                             PSW TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE THREE MONTHS ENDED MARCH
  31, 1996 AND 1997 (INFORMATION AS OF MARCH 31, 1997 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1996 AND 1997 ARE UNAUDITED)

1. NATURE OF BUSINESS

    PSW Technologies, Inc. ("PSW" or the "Company") is a software services firm, in one industry segment, that provides high value solutions to technology vendors and business end-users by mastering and applying critical emerging technologies. These critical technologies include distributed computing, object-oriented development, advanced operating systems and systems management technologies. The Company conducts its business through its two business units: the Software Technology Unit and the Business Systems Unit. PSW's Software Technology Unit provides joint project-based development, porting and testing services to selected technology vendor clients. The Company's Business Systems Unit applies PSW's technical expertise to the design and development of high value, mission critical enterprise business systems for its Fortune 1000 end-user clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    Pencom Systems Incorporated ("Pencom") provided software services via a separate division (the "Software Division") that commenced operations in October 1989. In addition, a portion of a software services contract was allocated between the other operations of Pencom and the Software Division. Effective October 1, 1996, Pencom contributed to PSW the business of the Software Division, including the portion of the software contract that had previously been allocated to the other operations of Pencom (see Note 3). In exchange for the net assets contributed, Pencom received all of the then issued and outstanding shares of PSW and, PSW issued warrants to Pencom and to certain Pencom employees to purchase an aggregate of 507,654 shares of PSW's common stock at $.04 per share. The shares and warrants issued to Pencom were immediately thereafter distributed to Pencom shareholders. This exchange has been accounted for in a manner similar to a pooling of interests and, accordingly, the accompanying financial statements include the operations of the Software Division and the aforementioned portion of the software services contract allocated to other operations of Pencom for all periods presented.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, including estimates to complete contracts, that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

SHARE INFORMATION

    All outstanding share amounts included in the accompanying financial statements have been adjusted to reflect an 11,250-for-1 forward stock split on December 18, 1996 and, the 8-for-13 reverse stock split described in Note 3.

                             PSW TECHNOLOGIES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
REVENUE RECOGNITION

    Revenue from time and materials contracts is recognized during the period in which the services are provided.

    Revenue from fixed price contracts is recognized using the percentage-of-completion method, measured by the percentage of units of labor incurred to the date of measurement relative to the estimated total units of labor at completion. The cumulative impact of revisions in estimates of the percentage to complete is reflected in the period in which the revisions are made. Provisions for estimated losses on uncompleted contracts are made on a contract by contract basis and are recognized in the period in which such losses are determined. Revenue earned in excess of billings is classified as unbilled revenue under customer contracts. Billings in excess of earned revenue are classified as deferred revenue. Revenue excludes reimbursable expenses.

COST AND EXPENSES

    Technical staff consists of the cost of (i) salaries, payroll taxes, health insurance and workers' compensation for technical staff personnel assigned to client projects, (ii) unassigned technical staff personnel and (iii) fees paid to subcontractors for work performed in connection with customer projects.

    Selling and administrative staff consists of (i) the cost of salaries, payroll taxes, health insurance and workers' compensation for selling and administrative personnel, (ii) all commissions and bonuses and (iii) the cost of technical staff personnel assigned to development projects or performing selling, recruiting or training related tasks.

    Pencom allocated certain expenses to the Software Division, including corporate and officers' salaries, interest and rent. Interest was allocated based upon interest incurred by Pencom on its secured debt (see Note 6). Corporate and officers' salaries were allocated based upon the percentage of time expended by certain individuals on Software Division matters. Rent was allocated based on square footage and/or employee head count. It is management's opinion that the estimated cost of the allocated expenses on a stand alone basis would not produce materially different results than those reflected in these financial statements.

CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash balances and trade accounts receivable. The Company invests its excess cash in highly liquid investments (short-term bank deposits). At December 31, 1996 and March 31, 1997, substantially all cash was held in one bank. The Company does not require collateral from its customers. The Company maintains allowances for potential credit losses and such losses were not material for any of the periods presented. The Company's customers are headquartered primarily in North America.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

                             PSW TECHNOLOGIES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
DEPRECIATION AND AMORTIZATION

    Depreciation and amortization are computed based on the cost of the related assets, using the straight-line method over the estimated useful lives of the assets which range from five to seven years. Leasehold improvements are amortized over the term of the related lease or estimated life of the leasehold improvements, whichever is shorter.

STOCK BASED COMPENSATION

    In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 is effective for fiscal years beginning after December 31, 1995 and prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS 123 requires compensation expense to be recorded (i) using the new fair value method or (ii) using existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations with pro forma disclosure of what net income and earnings per share would have been had the Company adopted the new fair value method. The Company intends to continue to account for its stock based compensation plans in accordance with the provisions of APB 25.

PRO FORMA NET INCOME PER SHARE

    Pro forma net income per share is based upon pro forma net income divided by weighted average number of shares of common stock outstanding during the respective periods, retroactively adjusted to reflect the stock splits. The weighted average number of common shares outstanding has been computed in accordance with Staff Accounting Bulletin 83 ("SAB 83") of the Securities and Exchange Commission. SAB 83 requires that shares of common stock and options, issued within a one-year period prior to the initial filing of a registration statement relating to an initial public offering (see Note 14) at amounts below the public offering price, be considered outstanding for all periods presented in the Company's Registration Statement. In October and December 1996, the Company issued options and warrants to purchase 1,593,365 shares of common stock at prices ranging from $.04 to $6.25 per share including 759,451 replacement options (see Note 8). In the three months ended March 31, 1997, the Company issued options to purchase 52,486 shares at prices ranging from $7.96 to $8.93 per share. Accordingly, for purposes of calculating pro forma net income per share amounts, such options and warrants (net of options subsequently cancelled) have been considered outstanding for all periods presented. In addition, weighted average common shares and equivalents outstanding for the year ended December 31, 1996 and the three months ended March 31, 1997 include the number of shares that would be sold by the Company to pay a dividend to the stockholders of record prior to the completion of the public offering to pay income taxes (see Note 12). For purposes of calculating pro forma net income per share, the initial public offering price was assumed to be $9 per share.

    The estimated number of shares assumed to be sold by the Company to repay the note payable to bank (net of the cash balance at December 31, 1996 and March 31, 1997) had no effect on pro forma net income per share for the year ended December 31, 1996 and for the three months ended March 31, 1997.

    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, EARNINGS PER SHARE, which is required to be adopted on December 31, 1997. Under the new requirements for calculating

                             PSW TECHNOLOGIES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) primary earnings per share, the dilutive effect of stock options will be excluded. Statement 128 will not have a material impact on pro forma net income per share for the years ended December 31, 1994, 1995 and 1996 or the three months ended March 31, 1996 and 1997.

DEFERRED OFFERING COSTS

    Deferred offering costs represent costs incurred in connection with the initial public offering of the Company's common stock (substantially representing professional fees) and have been deferred pending the successful completion of the offering, at which time these costs will be charged against the proceeds from said offering. In the event that the offering is not successful, these costs would be charged to operations. $45,000 of deferred offering costs were paid as of March 31, 1997.

UNAUDITED INFORMATION

    The unaudited financial statements at March 31, 1997 and for the three months ended March 31, 1996 and 1997 reflect adjustments, all of which are of a normal recurring nature, which are, in the opinion of management, necessary to a fair presentation. The results for the interim periods presented are not necessarily indicative of full year results.

3. STOCKHOLDERS' EQUITY

    Effective October 1, 1996, in connection with the contribution of the business of the Software Division, the Company issued 5,538,463 shares of common stock and warrants to purchase an aggregate of 507,654 shares of common stock at $.04 per share. All warrants were exercisable upon issuance. In exchange for the shares and warrants issued, PSW received an assignment of a 26.67% interest in the proceeds to be received from the accounts receivable as of September 30, 1996 and substantially all the other assets and liabilities of the Software Division. The net assets contributed amounted to approximately $2,100,000.

    On February 3, 1997, the Company's Board of Directors approved an 8-for-13 reverse stock split, which was effected on April 2, 1997 and a change in the Company's authorized capital stock from 11,250,000 to 34,000,000 shares of common stock of $.01 par value and 1,000,000 shares of preferred stock of $.01 par value, which will be effected prior to the completion of the initial public offering (see Note 14).

    Pencom had initially funded operating deficits and working capital needs of the Software Division. The net capital contribution in 1994 represents such funding. In 1995 and 1996, net distributions were made to Pencom.

COMMON STOCK RESERVED FOR ISSUANCE

    At February 3, 1997, the Company has reserved approximately 2,700,000 shares of its common stock for issuance in connection with warrants outstanding, shares issuable under the Company's stock purchase and stock option plans and the 8,000 shares sold to a director.

                             PSW TECHNOLOGIES, INC.

4. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following (in thousands):

                                                                                      MARCH 31,
                                                                 1995       1996        1997
                                                               ---------  ---------  -----------
                                                                                     (UNAUDITED)
Furniture and fixtures.......................................  $     225  $     521   $     844
Computer equipment...........................................      1,356      2,251       2,698
Computer software............................................        205        266         404
Leasehold improvements.......................................         41         59         341
                                                               ---------  ---------  -----------
                                                                   1,827      3,097       4,287
Less accumulated depreciation and amortization...............        899      1,301       1,463
                                                               ---------  ---------  -----------
                                                               $     928  $   1,796   $   2,824
                                                               ---------  ---------  -----------
                                                               ---------  ---------  -----------

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses consist of the following (in thousands):

                                                                                        MARCH 31,
                                                                   1995       1996        1997
                                                                 ---------  ---------  -----------
                                                                                       (UNAUDITED)
Trade payables.................................................  $     352  $     945   $     829
Accrued vacation...............................................        195        307         352
Accrued bonuses................................................        453        600         155
Payroll and other taxes payable................................        199        161         239
Other accounts payable and accrued expenses....................         99        553         637
                                                                 ---------  ---------  -----------
                                                                 $   1,298  $   2,566   $   2,212
                                                                 ---------  ---------  -----------
                                                                 ---------  ---------  -----------

6. NOTE PAYABLE TO BANK

    In November 1996, the Company obtained a revolving line of credit from a bank providing for borrowings of up to $6.5 million. Borrowings under this line of credit, which expires on November 8, 1997, are secured by the Company's accounts receivable and bear interest at the greater of the bank's prime rate or the federal funds rate plus .25 of one percent or, at the election of the Company, a formula based upon the London Interbank Offered Rate ("LIBOR"), as defined (a weighted average rate of approximately 8% and 8.5% at December 31, 1996 and March 31, 1997). The line of credit includes covenants relating to the maintenance of certain financial amounts and ratios, including a minimum tangible net worth, as defined, and funded liabilities to earnings, as defined. The line of credit also includes a prohibition on the payment of dividends except for the payment of a dividend to stockholders of record prior to the offering for payment of their income taxes (see Note 12). Available borrowings under the line of credit are based upon a percentage of the Company's eligible accounts receivable. As of December 31, 1996 and March 31, 1997, $5.1 million and $4.7 million, respectively, were outstanding under the line of credit.

    Interest expense includes interest allocated by Pencom through September 30, 1996. The allocation represented the Software Division's share of interest payments paid by Pencom under its line of credit and was based on the ratio of the monthly balance of the Software Division's accounts receivable to total

                             PSW TECHNOLOGIES, INC.

6. NOTE PAYABLE TO BANK (CONTINUED)
accounts receivable of the Software Division and Pencom. This line of credit was secured by all accounts receivable and fixed assets of Pencom and bore interest at a rate based on the bank's prime rate or alternative LIBOR pricing, based on LIBOR plus 2.5% (8.25% at September 30, 1996).

7. SIGNIFICANT CUSTOMERS

    One customer and two of its recently acquired subsidiaries accounted for approximately 54%, 59% and 52% of total revenue for the years ended December 31, 1994, 1995 and 1996, respectively (63% and 49% for the three months ended March 31, 1996 and 1997, respectively). Another customer accounted for approximately 9%, 17% and 14% of total revenue for the years ended December 31, 1994, 1995 and 1996, respectively (15% and 9% for the three months ended March 31, 1996 and 1997, respectively). These customers accounted for approximately 38% and 8%, respectively, of accounts receivable at December 31, 1996 (approximately 47% and 19% at December 31, 1995, and 36% and 15% at March 31, 1997). No other customer accounted for more than 10% of revenue in 1994, 1995, 1996 or the three months ended March 31, 1997.

8. STOCK OPTION AND STOCK PURCHASE PLANS

STOCK OPTION PLAN

    Pencom had a stock option plan for the benefit of its employees including Software Division employees ("Pencom Option Plan"). Under the terms of that plan, all options granted prior to an initial public offering of Pencom common stock were exercisable for an "assumed" number of shares. All options were exercisable at the later of an initial public offering or the employees' fourth anniversary as an employee and expired on the tenth anniversary of the grant. Also under the terms of the plan, if the Software Division was incorporated into a separate entity and adopted a stock option plan or similar plan, this Pencom Option Plan and all options granted under it could be terminated. Because the measurement date and option exercise price were contingent upon future events, no charge was reported for financial statement purposes.

    Effective October 1, 1996, the Company's Board of Directors and stockholders approved and adopted the PSW Technologies, Inc. 1996 Stock Option/Stock Issuance Plan (the "1996 Plan"). The aggregate number of shares issuable under the 1996 Plan has been increased to 1,715,000 shares of the Company's common stock for issuance to employees, directors and consultants of the Company. Incentive stock options as defined in Section 422A of the Internal Revenue Code of 1986 and nonqualified stock options may be issued under the 1996 Plan. The exercise price for incentive stock options may not be less than fair market value on the date of grant, or such greater amount necessary to qualify as an incentive stock option.

    Pursuant to the organization of the Company and the contribution of net assets of the Software Division, the Company granted replacement options for shares of its common stock under the 1996 Plan to its employees who participated in the Pencom Option Plan and the Pencom Option Plan was terminated. The replacement options were granted for the same number of shares and at the same exercise price as those shares granted to the employees under the Pencom Option Plan. The grant date determining vesting was the original grant date under the Pencom Option Plan. Under APB 25, the difference between the estimated fair market value of the Company's common stock and the options' exercise price on the date of issuance was determined to be approximately $2,179,000. This charge is being amortized for financial reporting purposes over the vesting period of the options and the amount recognized as expense during the

                             PSW TECHNOLOGIES, INC.

8. STOCK OPTION AND STOCK PURCHASE PLANS (CONTINUED) year ended December 31, 1996 amounting to approximately $1,538,000 is included in special compensation expense ($119,000 for the three months ended March 31, 1997) (see Note 13).

    Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for vested and non-vested options:

ASSUMPTION                                                         VESTED        NON-VESTED
----------------------------------------------------------------  ---------  ------------------
Risk-free interest rate.........................................    5.93%      6.23% to 6.83%
Dividend yield..................................................     0%              0%
Volatility factor of the expected market price of the Company's
  common stock..................................................    .374            .374
Average life....................................................   3 years        6 years

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options under SFAS 123 is amortized to expense over the options' vesting period. For the year ended December 31, 1996, pro forma net income and pro forma net income per share under SFAS 123 amounted to approximately $658,000 and $.09, respectively ($579,000 and $.08, respectively, for the three months ended March 31, 1997).

                             PSW TECHNOLOGIES, INC.

8. STOCK OPTION AND STOCK PURCHASE PLANS (CONTINUED)
    A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                                ASSUMED
                                             SHARES UNDER
                                             PENCOM OPTION
                                                 PLAN        1996 PLAN   EXERCISE PRICE
                                             -------------  -----------  --------------
Outstanding December 31, 1993..............       179,385       --
Granted during the year....................       245,585       --
                                             -------------  -----------
Outstanding December 31, 1994..............       424,970       --
Granted during the year....................       166,739       --
                                             -------------  -----------
Outstanding December 31, 1995..............       591,709       --
Granted during the year....................       167,742    1,085,711
Cancelled/replaced during the year.........      (759,451)      (8,803)
                                             -------------
Balance at December 31, 1996...............       --         1,076,908   $ .04 to $6.25
                                             -------------  -----------  --------------
                                             -------------  -----------  --------------
Granted during the period                         --           137,219
Cancelled during the period................       --           (17,417)
                                             -------------  -----------
Balance at March 31, 1997..................       --         1,196,710   $ .04 to $9.00
                                             -------------  -----------  --------------
                                             -------------  -----------  --------------
Exercisable at December 31, 1996...........       --           363,540
                                             -------------  -----------
                                             -------------  -----------
Exercisable at March 31, 1997..............       --           393,820
                                             -------------  -----------
                                             -------------  -----------

    The weighted average exercise price of options granted/outstanding under the 1996 Plan during and as of the year ended December 31, 1996 was $2.00 per share. The weighted average exercise price of options granted during the three months ended March 31, 1997 and outstanding as of March 31, 1997 was $8.71 and $2.77, respectively. The weighted average exercise price of options exercisable at December 31, 1996 was $.12 per share ($.14 at March 31, 1997). The options outstanding under the 1996 Plan generally vest in four equal annual installments commencing on the first anniversary of the grant and expire 10 years after the date of grant. The weighted-average fair value of options granted during the year ended December 31, 1996 amounted to $2.80 ($4.19 during the three months ended March 31, 1997).

EMPLOYEE STOCK PURCHASE PLAN

    On February 3, 1997, the Board of Directors adopted the Company's Employee Stock Purchase Plan (the "Purchase Plan") that allows eligible employees to purchase shares of common stock, at semi-annual intervals, through periodic payroll deductions under the Purchase Plan, and a reserve of 400,000 shares of common stock has been established for this purpose. The stockholders of the Company approved the Purchase Plan on March 17, 1997.

    The Purchase Plan will be implemented in a series of successive offering periods, each generally with a duration of six months. The initial purchase period will begin on the date of the initial public offering (see Note 14) and will end on the last business day in October 1997. Thereafter, purchase periods will begin on the first business day in November and May of each year and will end on the last business day of April and

                             PSW TECHNOLOGIES, INC.

8. STOCK OPTION AND STOCK PURCHASE PLANS (CONTINUED)
October, respectively. Shares of common stock will be purchased for each participant at the end of each purchase period.

    Payroll deductions may not exceed 15% of base salary for each purchase period and each employee's purchases are limited to 500 shares per purchase period. The purchase price per share will be eighty-five percent of the lower of
(i) the fair market value of the common stock on the start date of the purchase period or (ii) the fair market value at the end of the semi-annual purchase period. The Purchase Plan will terminate on the last business day of April, 2007.

9. EMPLOYEE BENEFIT PLAN

    The Company maintains a defined contribution plan (the "Plan") pursuant to
Section 401(k) of the Internal Revenue Code for employees who are at least 21 years of age. Eligible employees can elect to reduce their current compensation up to the statutory prescribed limit and have the amount of such reduction contributed to the Plan. The Plan also allows for the Company to make contributions on behalf of eligible employees. A similar plan in which employees of the Software Division were eligible to participate is maintained by Pencom. No contributions were made to the plans in 1994, 1995, 1996 or the three months ended March 31, 1997 by the Software Division or PSW.

10. RELATED PARTY TRANSACTIONS

    The Company utilizes non-exclusive recruiting services provided by Pencom. Management believes that the terms and fees paid in connection with such recruiting services are comparable to agreements maintained by the Company with other unrelated recruiting firms. In addition, certain expenses were allocated by Pencom to the Software Division. Management believes that the allocations were reasonable. Services provided and expenses allocated to PSW were as follows (in thousands):

                                                                                         THREE MONTHS
                                                                                            ENDED
                                                      YEAR ENDED DECEMBER 31,             MARCH 31,
                                                  -------------------------------  ------------------------
                                                    1994       1995       1996        1996         1997
                                                  ---------  ---------  ---------  -----------  -----------
Services performed by related party:
  Recruiting services...........................  $      60  $     447  $     316   $      49    $      38
  Legal and accounting..........................         --         --         21          --           21
Allocated Expenses:
  Rent..........................................        254        329        448          23           37
  Corporate and officers' salaries..............        218        242        125          45           --
                                                  ---------  ---------  ---------       -----          ---
      Total expenses included in other
        expenses................................        532      1,018        910         217           96
  Interest......................................         74         84        104          27           --
                                                  ---------  ---------  ---------       -----          ---
Total related party expenses....................  $     606  $   1,102  $   1,014   $     244    $      96
                                                  ---------  ---------  ---------       -----          ---
                                                  ---------  ---------  ---------       -----          ---

    The Company will continue to use these recruiting services on a non-exclusive basis pursuant to an agreement entered into with Pencom. The Company has also entered into an agreement with Pencom for certain accounting and legal services for the period October 1, 1996 through April 30, 1997 at a fee of $7,000 per month.

                             PSW TECHNOLOGIES, INC.

10. RELATED PARTY TRANSACTIONS (CONTINUED)
    In recognition of establishing an independent, profitable company, in 1996, the Software Division cancelled a note receivable, including unpaid interest, due from an officer and shareholder of the Company that resulted in a charge against income of $655,000 which has been included in special compensation expense.

    Assets contributed by Pencom on October 1, 1996 included an assignment of a 26.67% interest in the proceeds to be received from the accounts receivable of the Software Division as of September 30, 1996. "Due from related party" as of December 31, 1996, represents the amount due in connection with this agreement. "Due to related party" includes approximately $309,000 that relates to a payment received on behalf of Pencom which was transferred to Pencom subsequent to year end. Other amounts due to related party represent expenses paid on the Company's behalf by Pencom.

11. COMMITMENTS AND CONTINGENCIES

    The Company leases its office space through noncancellable operating lease arrangements including a lease for its office in Texas which was entered into on October 31, 1996. PSW's obligations under this lease are guaranteed by Pencom. Other than for the lease related to the Texas office, the other leases are held by Pencom and will be assigned to PSW. Future minimum rental commitments (including amounts payable under leases held by Pencom) are as follows:

YEARS ENDING DECEMBER 31 (IN THOUSANDS):
-------------------------------------------------------------------------------------
  1997...............................................................................  $     897
  1998...............................................................................      1,064
  1999...............................................................................      1,108
  2000...............................................................................      1,125
  2001...............................................................................      1,113
  Thereafter.........................................................................      2,173
                                                                                       ---------
Total................................................................................  $   7,480
                                                                                       ---------
                                                                                       ---------

    The premises previously occupied by the Company in Texas were leased by Pencom. In connection with the office relocation, the Company transferred leasehold improvements with a net book value of approximately $69,000 to Pencom. Pencom has sub-leased these premises. However, the Company will enter into an agreement with Pencom to guarantee Pencom's sub-lease income. Future minimum sub-lease rental income that the Company will guarantee is as follows:

  YEARS ENDING DECEMBER 31 (IN THOUSANDS):
-------------------------------------------------------------------------------------
  1997...............................................................................  $     283
  1998...............................................................................        366
  1999...............................................................................        380
  2000...............................................................................        285
                                                                                       ---------
Total................................................................................  $   1,314
                                                                                       ---------
                                                                                       ---------

    Rent expense, including rent allocated by Pencom, for the years ended December 31, 1994, 1995 and 1996 was approximately $254,000, $329,000 and
$601,000, respectively ($123,000 and $268,000 for the three months ended March 31, 1996 and 1997).

                             PSW TECHNOLOGIES, INC.

11. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company has entered into an employment agreement with its President and Chief Executive Officer dated October 1, 1996. Pursuant to the agreement, the Company agreed to pay an annual base salary of $350,000, and to provide customary fringe benefits. In addition, the Company agreed to issue options under the 1996 Plan to purchase an aggregate of 212,308 shares of common stock at $3.90 per share. 80,000 of such options vest on December 31, 1997. The remaining 132,308 of such options vest on December 31, 2002, subject to partial or full acceleration to December 31, 1998 based upon the Company's 1998 performance measured against certain specified financial goals. The agreement terminates on September 30, 1998.

12. INCOME TAXES

    Pencom and PSW have elected to be treated as S Corporations under Subchapter S of the Internal Revenue Code for federal income tax purposes. Consequently, PSW is not subject to federal income taxes because its stockholders include PSW's income in their personal income tax returns.

    Upon completion of the public offering, PSW will terminate its Subchapter S status and the Company will be subject to federal income taxes. Additionally, the Company will be required to change its method of accounting from the cash basis to the accrual basis for income tax reporting purposes. The current and deferred tax effects of these changes will be recorded at the time the offering is completed (see Note 15).

    The provision for pro forma income taxes on net income using an effective tax rate of 38% differs from the amounts computed by applying the applicable federal statutory rates (34%) due to state and local taxes.

13. SPECIAL COMPENSATION EXPENSE

    As described in Notes 8 and 10, charges to income were made related to the Replacement Options issued to employees and the cancellation of a note from an officer and stockholder of the Company which totaled $2,193,000 for the year ended December 31, 1996. These transactions reduced income from operations, pro forma net income and pro forma net income per share for the year ended December 31, 1996 and the three months ended March 31, 1997 as follows (in thousands, except per share data):

                                                                                THREE MONTHS
                                                               YEAR ENDED           ENDED
                                                            DECEMBER 31, 1996  MARCH 31, 1997
                                                            -----------------  ---------------
Operating income..........................................      $  (2,193)        $    (119)
Pro forma net income......................................         (1,360)              (74)
Pro forma net income per share............................           (.19)             (.01)

    Deferred compensation as of March 31, 1997 of approximately $522,000 will be amortized over the remaining vesting periods in 1997, 1998, 1999 and 2000.

14. INITIAL PUBLIC OFFERING

    The Company intends to enter into an Underwriting Agreement for an initial public offering of 2,850,000 shares of its common stock.

                             PSW TECHNOLOGIES, INC.

15. PRO FORMA ADJUSTMENTS (UNAUDITED)

PRO FORMA BALANCE SHEET

    Had the Company changed its method of accounting and ceased to operate as an S Corporation on March 31, 1997, approximately $6,000,000 of additional income would have been subject to current income taxes on the accrual basis of accounting. At an effective tax rate of 38%, the additional income tax payable over 2 years would have been approximately $2,280,000. In addition, a deferred tax asset would have been recorded for compensatory stock options (see Note 8) which would have been deductible for income tax purposes upon the exercise of the options. Such deferred tax benefit would have amounted to approximately $630,000.

    The Company's stockholders will be obligated to pay the 1997 income taxes related to the period through the completion of the offering. The Company will declare a dividend to its stockholders of record immediately prior to the completion of the public offering for an amount estimated to approximate the 1997 income taxes payable by the stockholders. Such dividend has currently been estimated to be approximately $1,200,000 and may be paid in cash prior to or after the offering. Such estimate is based upon numerous assumptions including taxable income for 1997, date of completion of the public offering, elections made by the stockholders and the income attributable to the conversion from the cash to accrual method of accounting at the date of completion of the offering. The actual dividend could vary significantly from the currently estimated amount. If the taxes payable by the stockholders on the portion of 1997 taxable income allocated to them is equal to the currently estimated $1,200,000, the actual additional income tax payable by the Company due to the conversion from an S corporation, will be reduced by approximately $960,000. In addition, upon conversion from an S corporation, retained earnings at March 31, 1997 would have been eliminated against additional paid in capital. The pro forma balance sheet at March 31, 1997 gives effect to these items.

STATEMENTS OF INCOME

    The unaudited pro forma adjustments on the statements of income reflect an adjustment to record a provision for income taxes on income as if the Company had not been an S corporation.

[Photograph of five persons in office, two of which are viewing a computer terminal. Shaded rectangle underlying to photograph.

    Shaded language in background large font: return on investment.

Text: Genova(-TM-)        PSW's initiative that enables improvement in the cost, quality and speed of client projects.

Text: Heading --          Methodology (1-circled). The ability to apply technology in a manner that consistently produces predictable, high-quality results is, itself, a technical discipline. Genova project methodologies document the means by which PSW's client
                          engagements produce new enterprise business systems, assess the risks of an existing IT project, and port software to new system platforms.

Text: Heading --          Training & Courseware (2-circled). The Genova Academy allows both
                          PSW and its clients to gain valuable technical and methodology experience. The Academy includes an array of on-line and
                          classroom courseware which provide training for the members of business system development projects, as well as engineers seeking Microsoft Windows NT-Registered Trademark- certification.

Text: Heading --          Reusable Software (3-circled) Genova object libraries enable clients to shorten project schedules by taking advantage of software developed through previous PSW engagements. Using the libraries and other Genova software tools, PSW increases its efficiency by not having to recreate software for each new project.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                                 --------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Use of Proceeds...........................................................   14
Dividend Policy...........................................................   14
Capitalization............................................................   15
Dilution..................................................................   16
Selected Financial Data...................................................   17
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   18
Business..................................................................   26
Management................................................................   42
Certain Transactions......................................................   52
Principal Stockholders....................................................   54
Description of Capital Stock..............................................   55
Shares Eligible for Future Sale...........................................   57
Underwriting..............................................................   58
Legal Matters.............................................................   59
Experts...................................................................   59
Additional Information....................................................   59
Index to Financial Statements.............................................  F-1

                                 --------------

    UNTIL        , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,850,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 -------------

                                   PROSPECTUS

                                 -------------

                               ALEX. BROWN & SONS
                                        INCORPORATED

                                        J..P MORGAN & CO.

                                         , 1997

--------------------------------------------------------------------------------
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